SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2018 to 06/30/2018	7
01/01/2017 to 06/30/2017	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2018 to 06/30/2018	15
01/01/2017 to 06/30/2017	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	32
Comments on the Performance of Business Projections	90
Reports and Statements
Unqualified Independent Auditors’ Review Report	92
Officers Statement on the Financial Statements	93
Officers Statement on Auditor’s Report	94

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2018
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2018	12/31/2017
1	Total Assets	41,201,900	42,365,935
1.01	Current assets	9,535,097	7,642,103
1.01.01	Cash and cash equivalents	1,814,024	393,504
1.01.02	Financial investments	738,917	716,461
1.01.02.03	Financial investments at amortized cost	738,917	716,461
1.01.03	Trade receivables	2,565,308	2,966,706
1.01.04	Inventory	3,503,179	2,951,352
1.01.08	Other current assets	913,669	614,080
1.01.08.03	Others	913,669	614,080
1.02	Non-current assets	31,666,803	34,723,832
1.02.01	Long-term assets	2,334,005	2,267,226
1.02.01.10	Other non-current assets	2,334,005	2,267,226
1.02.02	Investments	19,853,205	22,894,885
1.02.03	Property, plant and equipment	9,425,539	9.502,411
1.02.04	Intangible assets	54,054	59,310

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2018	12/31/2017
2	Total liabilities	41,201,900	42,365,935
2.01	Current liabilities	10,971,960	9,175,980
2.01.01	Payroll and related taxes	144,058	133,774
2.01.02	Trade payables	2,408,545	1,787,392
2.01.03	Tax payables	115,368	86,496
2.01.04	Borrowings and financing	7,656,751	6,578,171
2.01.05	Other payables	602,567	515,561
2.01.06	Provisions	44,671	74,586
2.01.06.01	Provision for tax, social security, labor and civil risks	44,671	74,586
2.02	Non-current liabilities	23,268,369	26,162,582
2.02.01	Long term Borrowings and financing	19,490,198	22,454,846
2.02.02	Other payables	43,879	57,599
2.02.03	Deferred Taxes	254,930	570,559
2.02.04	Provisions	3,479,362	3,079,578
2.02.04.01	Provision for tax, social security, labor and civil risks	597,533	555,459
2.02.04.02	Other provisions	2,881,829	2,524,119
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	185,518	248,918
2.02.04.02.04	Pension and healthcare plan	908,721	908,721
2.02.04.02.05	Provision for losses on investments	1,787,590	1,366,480
2.03	Shareholders’ equity	6,961,571	7,027,373
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	30
2.03.04	Profit reserves	180,712	0
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(58,264)	(238,976)
2.03.05	Accumulated profit/(losses)	1,340,624	(1,291,689)
2.03.08	Other comprehensive income	867,515	3,779,032

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
3.01	Revenues from sale of goods and rendering of services	3,022,426	6,051,403	2,307,558	4,793,774
3.02	Costs from sale of goods and rendering of services	(2,408,202)	(4,745,575)	(2,048,091)	(4,007,404)
3.03	Gross profit	614,224	1,305,828	259,467	786,370
3.04	Operating (expenses)/income	786,875	2,419,646	89,717	(62,329)
3.04.01	Selling expenses	(150,748)	(305,410)	(199,237)	(362,762)
3.04.02	General and administrative expenses	(58,370)	(131,913)	(59,481)	(120,060)
3.04.04	Other operating income	(495,179)	1,443,735	2,082	5,664
3.04.05	Other operating expenses	(108,365)	(212,180)	(45,599)	(121,471)
3.04.06	Equity in results of affiliated companies	1,599,537	1,625,414	391,952	536,300
3.05	Profit before financial income (expenses) and taxes	1,401,099	3,725,474	349,184	724,041
3.06	Financial income (expenses)	(1,015,928)	(1,408,790)	(1,006,543)	(1,298,726)
3.06.01	Financial income	34,345	64,671	51,152	132,880
3.06.02	Financial expenses	(1,050,273)	(1,473,461)	(1,057,695)	(1,431,606)
3.06.02.01	Net exchange differences over financial instruments	(679,337)	(681,333)	(452,812)	(145,635)
3.06.02.02	Financial expenses	(370,936)	(792,128)	(604,883)	(1,285,971)
3.07	Profit (loss) before taxes	385,171	2,316,684	(657,359)	(574,685)
3.08	Income tax and social contribution	775,279	315,629	(2,035)	921
3.09	Profit (loss) from continued operations	1,160,450	2,632,313	(659,394)	(573,764)
3.11	Profit (loss) for the year	1,160,450	2,632,313	(659,394)	(573,764)

3.99.01.01	Common shares	0,85507	1,92664	(0.48587)	(0.42278)
3.99.02.01	Common shares	0,85507	1,92664	(0.48587)	(0.42278)

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
4.01	(Loss) profit for the year	1,160,450	2,632,313	(659,394)	(573,764)
4.02	Other comprehensive income	(1,380,051)	(2,911,517)	12,992	180,784
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	29	59	28	58
4.02.04	Cumulative translation adjustments for the year	(25,962)	11,996	169,101	129,458
4.02.05	Fair value through other comprehensive income	0	(1,559,680)	65,199	118,498
4.02.10	(Loss) /Gain on the percentage change in investments	(105)	(105)	0	2,814
4.02.11	(Loss) /Gain on cash flow hedge accounting	(1,333,289)	(1,351,935)	(198,906)	(65,862)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	0	13,732	5,319	21,721
4.02.14	(Loss)/Gain on net investment hedge from investments in affiliates	(20,073)	(24,933)	(27,749)	(25,903)
4.02.15	(Loss)/Gain on business combination	(651)	(651)	0	0
4.03	Comprehensive income for the year	(219,601)	(279,204)	(646,402)	(392,980)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	5,387,880	(376,178)
6.01.01	Cash from operations	951,730	542,306
6.01.01.01	Profit (loss) for the period	2,632,313	(573,764)
6.01.01.02	Financial charges in borrowing and financing raised	767,512	1,169,977
6.01.01.03	Financial charges in borrowing and financing granted	(20,029)	(26,238)
6.01.01.04	Depreciation, depletion and amortization	293,978	339,643
6.01.01.05	Equity in results of affiliated companies	(1,625,414)	(536,300)
6.01.01.06	Deferred tax	(315,629)	(921)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	12,159	5,893
6.01.01.09	Monetary and exchange variations, net	679,172	197,168
6.01.01.10	Updated shares - VJR	(1,417,544)	0
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	14	(121)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(63,400)	(37,937)
6.01.01.14	Others	8,598	4,906
6.01.02	Changes in assets and liabilities	4,436,150	(918,484)
6.01.02.01	Trade receivables - third parties	(35,143)	(222,676)
6.01.02.02	Trade receivables - related parties	(166,203)	(32,950)
6.01.02.03	Inventories	(551,827)	(490,860)
6.01.02.04	Receivables - related parties/dividends	5,611,807	1,040,902
6.01.02.05	Tax assets	(303,186)	(84,645)
6.01.02.06	Judicial deposits	(17,120)	(13,081)
6.01.02.10	Trade payables	621,153	168,799
6.01.02.11	Payroll and related taxes	10,284	26,529
6.01.02.12	Taxes in installments – REFIS	28,871	9,006
6.01.02.14	Payables to related parties	32,776	10,569
6.01.02.16	Interest paid	(820,629)	(1,307,039)
6.01.02.17	Interest received	1,522	187
6.01.02.19	Others	23,845	(23,225)
6.02	Net cash used in investing activities	(270,024)	(205,240)
6.02.01	Advance for future capital increase	(15,207)	(14,737)
6.02.02	Purchase of property, plant and equipment	(200,662)	(210,069)
6.02.08	Intercompany loans granted	(79,505)	(16,540)
6.02.09	Intercompany loans received	8,429	7,297
6.02.10	Exclusive funds	0	(656)
6.02.11	Financial Investments, net of redemption	(22,456)	29,465
6.02.12	Cash received upon disposal of Usiminas’ shares	39,377	0
6.03	Net cash used in financing activities	(3,697,336)	(343,573)
6.03.01	Borrowings and financing raised	118,245	0
6.03.02	Transactions cost - Borrowings and financing	(24,025)	0
6.03.05	Amortization of borrowings and financing	(703,020)	(299,219)
6.03.06	Amortization of borrowings and financing - related parties	(3,301,938)	(44,354)
6.03.08	Sale of treasury shares	213,402	0
6.04	Exchange rate on translating cash and cash equivalents	0	115
6.05	Increase (decrease) in cash and cash equivalents	1,420,520	(924,876)
6.05.01	Cash and equivalents at the beginning of the year	393,504	1,466,746
6.05.02	Cash and equivalents at the end of the year	1,814,024	541,870

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 06/30/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712
5.04.09	Gain on disposal of Usiminas’ shares	0	32,690	0	0	0	32,690
5.05	Total comprehensive income	0	0	0	2,632,313	(2,911,517)	(279,204)
5.05.01	Profit (loss) for the period	0	0	0	2,632,313	0	2,632,313
5.05.02	Other comprehensive income	0	0	0	0	(2,911,517)	(2,911,517)
5.05.02.04	Translation adjustments for the year	0	0	0	0	11,996	11,996
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	59	59
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,338,203)	(1,338,203)
5.05.02.13	(Loss) / gain on foreign investments	0	0	0	0	(24,933)	(24,933)
5.05.02.14	(Loss) / gain on business combination	0	0	0	0	(651)	(651)
5.07	Closing balance	4,540,000	32,720	180,712	1,340,624	867,515	6,961,571

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 06/30/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	0	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	0	0	0	(573,764)	180,784	(392,980)
5.05.01	Profit (loss) for the period	0	0	0	(573,764)	0	(573,764)
5.05.02	Other comprehensive income	0	0	0	0	180,784	180,784
5.05.02.04	Translation adjustments for the year	0	0	0	0	129,458	129,458
5.05.02.08	Actuarial gains/(Losses) on pension plan, net of taxes	0	0	0	0	58	58
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	118,498	118,498
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	2,814	2,814
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(44,141)	(44,141)
5.05.02.13	(Loss) / gain on foreign investments	0	0	0	0	(25,903)	(25,903)
5.07	Closing balance	4,540,000	30	0	(1,875,725)	3,137,243	5,801,548

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
7.01	Revenues	8,921,260	5,904,126
7.01.01	Sales of products and rendering of services	7,510,773	5,916,515
7.01.02	Other revenues	1,417,769	2,146
7.01.04	Allowance for (reversal of) doubtful debts	(7,282)	(14,535)
7.02	Raw materials acquired from third parties	(5,547,855)	(4,525,385)
7.02.01	Cost of sales and services	(5,005,624)	(4,042,279)
7.02.02	Materials, electric power, outsourcing and other	(531,846)	(484,983)
7.02.03	Impairment/recovery of assets	(10,385)	1,877
7.03	Gross value added	3,373,405	1,378,741
7.04	Retentions	(293,978)	(339,643)
7.04.01	Depreciation, amortization and depletion	(293,978)	(339,643)
7.05	Wealth created	3,079,427	1,039,098
7.06	Value added received	1,808,704	712,535
7.06.01	Equity in results of affiliates companies	1,625,414	536,300
7.06.02	Financial income	64,671	132,880
7.06.03	Others	118,619	43,355
7.06.03.01	Others and exchange gains	118,619	43,355
7.07	Wealth for distribution	4,888,131	1,751,633
7.08	Wealth distributed	4,888,131	1,751,633
7.08.01	Personnel	620,986	610,446
7.08.01.01	Salaries and wages	461,154	454,795
7.08.01.02	Benefits	127,157	124,005
7.08.01.03	Severance payment (FGTS)	32,675	31,646
7.08.02	Taxes, fees and contributions	46,885	239,662
7.08.02.01	Federal	(91,083)	181,132
7.08.02.02	State	137,965	58,519
7.08.02.03	Municipal	3	11
7.08.03	Remuneration on third-party capital	1,587,947	1,475,289
7.08.03.01	Interest	792,128	1,285,666
7.08.03.02	Leases	4,499	5,612
7.08.03.03	Others	791,320	184,011
7.08.03.03.01	Others and exchange losses	791,320	184,011
7.08.04	Remuneration on Shareholders' capital	2,632,313	(573,764)
7.08.04.03	Retained earnings (accumulated losses)	2,632,313	(573,764)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2018	12/31/2017
1	Total Assets	46,204,540	45,209,970
1.01	Current assets	13,086,676	11,881,496
1.01.01	Cash and cash equivalents	3,511,332	3,411,572
1.01.02	Financial investments	741,184	735,712
1.01.02.03	Financial investments measured at amortized cost	741,184	735,712
1.01.03	Trade receivables	2,388,157	2,276,215
1.01.04	Inventory	5,131,411	4,464,419
1.01.08	Other current assets	1,314,592	993,578
1.01.08.03	Others	1,314,592	993,578
1.02	Non-current assets	33,117,864	33,328,474
1.02.01	Long-term assets	2,671,027	2,591,594
1.02.01.03	Financial investments measured at amortized cost	7,712	0
1.02.01.07	Deferred tax assets	65,548	63,119
1.02.01.10	Other non-current assets	2,597,767	2,528,475
1.02.02	Investments	5,340,373	5,499,995
1.02.03	Property, plant and equipment	17,807,367	17,964,839
1.02.04	Intangible assets	7,299,097	7,272,046

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2018	12/31/2017
2	Total liabilities	46,204,540	45,209,970
2.01	Current liabilities	10,456,884	10,670,050
2.01.01	Payroll and related taxes	264,689	252,418
2.01.02	Trade payables	3,226,249	2,460,774
2.01.03	Tax payables	316,129	264,097
2.01.04	Borrowings and financing	5,831,919	6,526,902
2.01.05	Other payables	732,693	1,059,901
2.01.06	Provisions	85,205	105,958
2.01.06.01	Provision for tax, social security, labor and civil risks	85,205	105,958
2.02	Non-current liabilities	27,526,328	26,251,691
2.02.01	Borrowings and financing	24,594,168	22,983,942
2.02.02	Other payables	135,346	129,323
2.02.03	Deferred tax liabilities	859,593	1,173,559
2.02.04	Provisions	1,937,221	1,964,867
2.02.04.01	Provision for tax, social security, labor and civil risks	749,757	719,133
2.02.04.02	Other provisions	1,187,464	1,245,734
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	278,743	337,013
2.02.04.02.04	Pension and healthcare plan	908,721	908,721
2.03	Consolidated Shareholders’ equity	8,221,328	8,288,229
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	30
2.03.04	Profit reserves	180,712	0
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(58,264)	(238,976)
2.03.05	Accumulated profit/(losses)	1,340,624	(1,291,689)
2.03.08	Other comprehensive income	867,515	3,779,032
2.03.09	Profit attributable to the non-controlling interests	1,259,757	1,260,856

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
3.01	Revenues from sale of goods and rendering of services	5,687,014	10,752,964	4,310,609	8,722,205
3.02	Costs from sale of goods and rendering of services	(4,123,918)	(7,808,661)	(3,325,893)	(6,419,367)
3.03	Gross profit	1,563,096	2,944,303	984,716	2,302,838
3.04	Operating (expenses)/income	(19,767)	1,237,936	(651,325)	(1,217,660)
3.04.01	Selling expenses	(471,509)	(928,012)	(479,275)	(849,067)
3.04.02	General and administrative expenses	(117,675)	(225,248)	(112,418)	(230,877)
3.04.04	Other operating income	683,857	2,629,444	5,647	12,146
3.04.05	Other operating expenses	(141,753)	(290,412)	(104,672)	(210,360)
3.04.06	Equity in results of affiliated companies	27,313	52,164	39,393	60,498
3.05	Profit before financial income (expenses) and taxes	1,543,329	4,182,239	333,391	1,085,178
3.06	Financial income (expenses)	(989,064)	(1,582,768)	(828,619)	(1,325,843)
3.06.01	Financial income	47,878	90,774	88,710	205,229
3.06.02	Financial expenses	(1,036,942)	(1,673,542)	(917,329)	(1,531,072)
3.06.02.01	Net exchange differences over financial instruments	(548,435)	(661,779)	(233,939)	(61,195)
3.06.02.02	Financial expenses	(488,507)	(1,011,763)	(683,390)	(1,469,877)
3.07	Profit (loss) before taxes	554,265	2,599,471	(495,228)	(240,665)
3.08	Income tax and social contribution	635,422	76,711	(144,728)	(281,676)
3.09	Profit (loss) from continued operations	1,189,687	2,676,182	(639,956)	(522,341)
3.11	Consolidated Profit (loss) for the year	1,189,687	2,676,182	(639,956)	(522,341)
3.11.01	Profit attributable to the controlling interests	1,160,450	2,632,313	(659,394)	(573,764)
3.11.02	Profit attributable to the non-controlling interests	29,237	43,869	19,438	51,423

3.99.01.01	Common shares	0.85507	1.92664	(0.48587)	(0.42278)
3.99.02.01	Common shares	0.85507	1.92664	(0.48587)	(0.42278)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018	04/01/2017 to 06/30/2017	01/01/2017 to 06/30/2017
4.01	Consolidated profit (loss) for the year	1,189,687	2,676,182	(639,956)	(522,341)
4.02	Other comprehensive income	(1,380,051)	(2,911,517)	12,992	180,784
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	29	59	28	58
4.02.04	Cumulative translation adjustments for the year	(25,962)	11,996	169,101	129,458
4.02.05	Fair value through other comprehensive income	0	(1,559,680)	65,199	118,498
4.02.09	(Loss)/gain on the percentage change in investments	(105)	(105)	0	2,814
4.02.10	(Loss)/gain on cash flow hedge accounting	(1,333,289)	(1,351,935)	(198,906)	(65,862)
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	0	13,732	5,319	21,721
4.02.13	(Loss)/gain on hedge of net investment in foreign operations.	(20,073)	(24,933)	(27,749)	(25,903)
4.02.14	(Loss)/gain on business combination	(651)	(651)	0	0
4.03	Consolidated comprehensive income for the year	(190,364)	(235,335)	(626,964)	(341,557)
4.03.01	Attributed to controlling Shareholders	(219,601)	(279,204)	(646,402)	(392,980)
4.03.02	Attributed to non-controlling Shareholders	29,237	43,869	19,438	51,423

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	797,064	(491,240)
6.01.01	Cash from operations	2,062,922	1,712,893
6.01.01.01	Profit (loss) attributable to the controlling interests	2,632,313	(573,764)
6.01.01.02	Profit (loss) attributable to the non-controlling interests	43,869	51,423
6.01.01.03	Financial charges in borrowing and financing raised	944,337	1,324,092
6.01.01.04	Financial charges in borrowing and financing granted	(23,126)	(37,123)
6.01.01.05	Depreciation, depletion and amortization	641,437	767,676
6.01.01.06	Equity in in results of affiliated companies	(52,164)	(60,498)
6.01.01.07	Deferred tax	(390,225)	94,862
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	7,948	10,520
6.01.01.09	Monetary and exchange variations, net	806,521	164,655
6.01.01.10	Gain (loss) from derivative financial instruments	0	(18,241)
6.01.01.12	Updated shares - VJR	(1,417,544)	0
6.01.01.16	Write-down of property, plant and equipment and Intangible assets	1,864	36,175
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	(58,270)	(35,558)
6.01.01.19	Net gain from sale of subsidiary abroad	(1,149,892)	0
6.01.01.20	Others	75,854	(11,326)
6.01.02	Changes in assets and liabilities	(1,265,858)	(2,204,133)
6.01.02.01	Trade receivables - third parties	(59,382)	(382,425)
6.01.02.02	Trade receivables - related parties	(13,683)	18,306
6.01.02.03	Inventories	(889,353)	(448,196)
6.01.02.04	Receivables - related parties	1,279	(2,809)
6.01.02.05	Tax assets	(163,620)	(60,014)
6.01.02.06	Judicial deposits	(20,972)	(23,484)
6.01.02.08	Trade payables	793,203	296,934
6.01.02.09	Payroll and related taxes	15,306	39,141
6.01.02.10	Taxes in installments – REFIS	45,229	(60,177)
6.01.02.12	Payables to related parties	11,101	(10,199)
6.01.02.14	Interest paid	(1,030,309)	(1,502,635)
6.01.02.15	Interest received - Related Parties	0	8,678
6.01.02.17	Others	45,343	(77,253)
6.02	Net cash used in investing activities	987,781	(387,889)
6.02.03	Purchase of property, plant and equipment	(485,218)	(427,426)
6.02.09	Receivable/payable from derivative financial instruments	0	19,657
6.02.10	Acquisition of intangible assets	(557)	(274)
6.02.11	Intercompany loans granted	(77,467)	(15,188)
6.02.12	Intercompany loans received	0	12,116
6.02.13	Financial Investments, net of redemption	(13,184)	23,226
6.02.15	Cash received from the sale of subsidiary abroad	1,524,830	0
6.02.16	Cash received from disposal of Usiminas’ shares	39,377	0
6.03	Net cash used in financing activities	(1,665,691)	(399,140)
6.03.01	Borrowings and financing	1,518,608	0
6.03.03	Transaction cost - Borrowings and financing	(51,606)	0
6.03.05	Amortization of borrowings and financing	(2,844,093)	(399,140)
6.03.07	Dividends and interest on equity	(502,002)	0
6.03.08	Treasury shares sold	213,402	0
6.04	Exchange rate on translating cash and cash equivalents	(19,394)	(1,554)
6.05	Increase (decrease) in cash and cash equivalents	99,760	(1,279,823)
6.05.01	Cash and equivalents at the beginning of the year	3,411,572	4,871,162
6.05.02	Cash and equivalents at the end of the year	3,511,332	3,591,339

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 06/30/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402	0	213,402
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712	0	180,712
5.04.09	Gain on disposal of Usiminas’ shares	0	32,690	0	0	0	32,690	0	32,690
5.05	Total comprehensive income	0	0	0	2,632,313	(2,911,517)	(279,204)	43,869	(235,335)
5.05.01	Profit (loss) for the year	0	0	0	2,632,313	0	2,632,313	43,869	2,676,182
5.05.02	Other comprehensive income	0	0	0	0	(2,911,517)	(2,911,517)	0	(2,911,517)
5.05.02.04	Translation adjustments for the year	0	0	0	0	11,996	11,996	0	11,996
5.05.02.08	Actuarial gains on pension plan, net of taxes	0	0	0	0	59	59	0	59
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)	0	(105)
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	(1,338,203)	(1,338,203)	0	(1,338,203)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	(24,933)	(24,933)	0	(24,933)
5.05.02.14	(Loss)/gain on business combination	0	0	0	0	(651)	(651)	0	(651)
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(44,968)	(44,968)
5.06.04	Non-controlling interests in affiliates	0	0	0	0	0	0	(44,968)	(44,968)
5.07	Closing balance	4,540,000	32,720	180,712	1,340,624	867,515	6,961,571	1,259,757	8,221,328

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 06/30/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	(573,764)	180,784	(392,980)	51,423	(341,557)
5.05.01	Profit (loss) for the year	-	-	-	(573,764)	0	(573,764)	51,423	(522,341)
5.05.02	Other comprehensive income	-	-	-	0	180,784	180,784	0	180,784
5.05.02.04	Translation adjustments for the year	-	-	-	0	129,458	129,458	0	129,458
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	0	58	58	0	58
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	0	118,498	118,498	0	118,498
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	0	2,814	2,814	0	2,814
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	(44,141)	(44,141)	0	(44,141)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	0	(25,903)	(25,903)	0	(25,903)
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	1	1
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	1	1
5.07	Closing balance	4,540,000	30	-	(1,875,725)	3,137,243	5,801,548	1,241,417	7,042,965

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 06/30/2018	01/01/2017 to 06/30/2017
7.01	Revenues	14,932,077	9,995,812
7.01.01	Sales of products and rendering of services	12,344,277	10,005,651
7.01.02	Other revenues	2,596,309	4,412
7.01.04	Allowance for (reversal of) doubtful debts	(8,509)	(14,251)
7.02	Raw materials acquired from third parties	(8,431,578)	(6,570,310)
7.02.01	Cost of sales and services	(7,017,393)	(5,241,057)
7.02.02	Materials, electric power, outsourcing and other	(1,421,574)	(1,297,496)
7.02.03	Impairment/recovery of assets	7,389	(31,757)
7.03	Gross value added	6,500,499	3,425,502
7.04	Retentions	(641,437)	(767,676)
7.04.01	Depreciation, amortization and depletion	(641,437)	(767,676)
7.05	Wealth created	5,859,062	2,657,826
7.06	Value added received	317,251	360,365
7.06.01	Equity in results of affiliates companies	52,164	60,498
7.06.02	Finance income	90,774	205,229
7.06.03	Others	174,313	94,638
7.06.03.01	Others and exchange gains	174,313	94,638
7.07	Wealth for distribution	6,176,313	3,018,191
7.08	Wealth distributed	6,176,313	3,018,191
7.08.01	Personnel	1,135,853	1,114,933
7.08.01.01	Salaries and wages	890,340	869,017
7.08.01.02	Benefits	203,732	197,980
7.08.01.03	Severance payment (FGTS)	41,781	47,936
7.08.02	Taxes, fees and contributions	512,001	791,757
7.08.02.01	Federal	335,940	638,338
7.08.02.02	State	163,664	142,565
7.08.02.03	Municipal	12,397	10,854
7.08.03	Remuneration on third-party capital	1,852,277	1,633,842
7.08.03.01	Interest	1,011,763	1,469,572
7.08.03.02	Leases	13,702	14,196
7.08.03.03	Others	826,812	150,074
7.08.03.03.01	Others and exchange losses	826,812	150,074
7.08.04	Remuneration on Shareholders' capital	2,676,182	(522,341)
7.08.04.03	Retained earnings (accumulated losses)	2,632,313	(573,764)
7.08.04.04	Non-controlling interests in retained earnings	43,869	51,423

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Comments on the Company’s Consolidated Performance

São Paulo, August 7, 2018

2Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2018 (1Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's second quarter of 2018 (2Q18) and comparisons refer to the first quarter of 2018 (1Q18) and second quarter of 2017 (2Q17). The Brazilian real/US dollar exchange rate was R$3.8558 as at June 30, 2018, R$3.3238 as at March 31, 2018 and R$3.3082 as at June 31, 2017.

2Q18 financial and operating highlights

•         Generation of adjusted EBITDA of R$1,420MM, an increase of 58% compared to the 2Q17 and 14% compared to the 1Q18, with EBITDA margin of 24%, due to better performance in all segments.

•         Increase in steel sales volume in the domestic market reached 798 thousand tons, an increase of 22% compared to the same period in 2017.

•         Mining adjusted EBITDA reached R$533MM, an increase of 21% compared to the 1Q18, with iron ore sale volumes increase, foreign exchange gains and better realized price against the Platts index, reaching EBITDA margin of 40%.

•         Increase of 10% in cement sales compared to the 1Q18, totaling 890 thousand tons – EBITDA of R$42MM compared to R$12MM in the 1Q18.

•         Free cash flow, before financing activities, totaled R$1.598MM in the 2Q18, compared to R$521MM in the 1Q18.

•         Net profit of R$1,190MM in the 2Q18, due to the gain accrued from the sale of CSN LLC, totaling R$2,7 billion for the year.

•         Completion of the amortization process with Caixa Econômica Federal, opens an important path for debt reprofiling, away from short-term amortizations.

Highlights	2Q17	1Q18	2Q18	Variation
2Q18	x	2Q17	2Q18	x	1Q18
Steel sales (thousand tons)	1,174	1,277	1,321	13%	3%
- Domestic market	652	782	798	22%	2%
- Subsidiaries abroad	457	436	449	(2%)	3%
- Export	64	60	74	15%	23%

Iron ore sales (thousand tons)	7,818	7,474	8,130	4%	9%
- Domestic market	1,307	1,309	1,376	5%	5%
- Foreign market	6,511	6,165	6,754	4%	10%

Consolidated result (R$ million)
Net revenue	4,311	5,066	5,687	32%	12%
Gross profit	985	1,381	1,563	59%	13%
Adjusted EBITDA¹	896	1,242	1,420	58%	14%

Adjusted net debt²	26,754	26,508	27,125	1%	2%
Adjusted cash/cash equivalents	4,545	3,070	4,357	(4%)	42%
Adjusted net debt/adjusted EBITDA	5.67x	5.82x	5.34x	(0.33)x	(0.48)x

¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

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² Adjusted net debt and adjusted cash account for 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI.

CSN´s consolidated result

•         In the 2Q18, net revenue totaled R$5,687 million, an increase of 12% and 32% compared to the 1Q18 and 2Q17, respectively. The improvement in performance compared to the 1Q18 was due to the increase in steel product prices, increase in volumes and prices in the mining segment and expansion of the railway logistics, cement and energy segments.

•         In the 2Q18, cost of sales totaled R$4.124 million, an increase of 12% compared to the 1Q18, due to the larger volume of sales in the period and increase in raw material prices (coal and coke) as a result of the US dollar appreciation against Brazilian real, as well as increase in general manufacturing costs.

•         In the second quarter of 2018, gross profit totaled R$1,563 million, a significant increase of 59% compared to the 2Q17, and increase in gross margin by 4.7 p.p. against the same comparison basis, from 22.8% to 27.5%, due to the recovery of the steel and mining margin.

•         In the 2Q18, general and administrative expenses totaled R$113 million, a decrease from 2.5% (2Q17) to 2.0% (2Q18) of net revenue. Selling expenses totaled R$470 million, or 8.3% of net revenue, a reduction of 2.8 p.p. compared to the 2Q17 (11.1% of net revenue).

•         In the 2Q18, other net income totaled R$542 million arising mainly from the gain on the sale of CSN LLC (R$1,150 million), partially compensated for the depreciation of Usiminas’ shares in the period, representing a loss of R$516 million at fair value through profit or loss.

•         In the 2Q18, net financial result, totaled R$989 million. Financial expenses (ex-exchange variation) continue to decrease, by virtue of the decrease in Selic rate, generating a reduction of R$195MM compared to the 2Q17. Monetary and exchange variations were strongly impacted by exchange variation in the period, generating a negative amount of R$ 1,905 million, with the increase in hedge accounting positions softening the final result.

Financial Result (R$ million)	2Q17	1Q18	2Q18
Financial Result - IFRS	(829)	(594)	(989)
Financial Revenues	84	43	48
Financial Expenses	(912)	(637)	(1,037)
Financial Expenses (ex-exchange rates variation)	(683)	(523)	(489)
Result with Exchange Rate Variation	(229)	(113)	(548)
Monetary and Exchange Rate Variation	(461)	(138)	(1,905)
Hedge Accounting	227	24	1,353
Derivatives Result	5	1	3

                                    .

•         Share of profit of investees totaled R$27 million in the 2Q18, compared to R$25 million in the 1Q18, mainly due to the better results in MRS.

Share of profit of investees (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
MRS Logística	54	33	46	39%	(15%)
CBSI	1	1	1	-	-
TLSA	(5)	(3)	(8)	167%	60%
Arvedi Metalfer BR	1	0	(2)	-	-
Eliminations	(11)	(6)	(10)	67%	(9%)
Share of profit of investees	40	25	27	8%	(33%)

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•          In the 2Q18, the Company recorded net profit of R$1,190 million, compared to the net profit of R$1,486 million in the 1Q18, due to the recognition of the sale of CSN LLC and partial reversal of the provision for recognition of deferred income tax gains.

Adjusted EBITDA (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	2Q17	2Q18	x	1Q18
Net profit (loss) for the period	(640)	1,486	1,190	-	(20%)
(-) Depreciation	356	305	312	(12%)	2%
(+) Income tax and social contribution	145	559	(635)	-	-
(+) Finance income (costs), net	829	594	989	19%	66%
EBITDA (ICVM 527)	689	2,944	1,855	169%	(37%)
(+) Other operating income (expenses)	99	(1,797)	(542)	-	(70%)
(+) Share of loss of investees	(39)	(25)	(27)	(31%)	8%
(-) Proportional EBITDA in jointly-owned subsidiaries	147	119	134	(9%)	13%
Adjusted EBITDA	896	1,242	1,420	58%	14%

¹The Company’s adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

•         Adjusted EBITDA totaled R$1,420 million, compared to R$1,242 million in the 1Q18, an increase of 14% due to an improvement in all segments. Adjusted EBITDA margin reached 23.9%, an increase of 0.4 p.p. compared to the previous quarter.

Adjusted EBITDA margin is calculated based on Adjusted EBITDA divided by Adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, beginning December/15.

Free Cash Flow

In 2Q18, generation of operating cash, measured by Free Cash Flow, was R$ 1,598 million, influenced by the sale of LLC. Considering only the recurring operation, R$ 73MM was generated in the period, due to the negative variation of working capital, impacted by higher inventories. In the last 12 months, recurring Free Cash Flow reached R$ 1,395 million.

Debt

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 In June 30, 2018, adjusted net debt totaled R$27,125 million, while net debt/EBITDA ratio, calculated based on the adjusted EBITDA for the last twelve months, reached 5.34x. In the quarter, the deleveraging effects from the increased EBITDA LTM, in addition to the sale of LLC, reduced the net debt/EBITDA ratio by 0.8x. However, these effects were partially offset by the exchange rate changes on the debt, representing a final reduction of 0.48x.

Foreign exchange exposure

The net foreign exchange exposure of the consolidated balance sheet was US$1,035 million as at June 30, 2018, as shown in the table below. It should be noted that within the net foreign exchange exposure, a liability of US$1.0 billion is included in line item “Borrowings and financing” related to the perpetual bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflow in US dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur. In this quarter, the increased number of US debt instruments designated as hedge accounting, increased with additional export volumes, mitigated further volatility.

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Foreign exchange exposure	03/31/2018	06/30/2018
(US$ thousand)	IFRS
Cash	244	593
Trade receivables	322	329
Other	4	9
Total assets	571	931
Borrowings and financing	(4,236)	(4,237)
Trade payables	(175)	(202)
Other payables	(5)	(4)
Total liabilities	(4,417)	(4,443)

Natural foreign exchange exposure (assets - liabilities)	(3,846)	(3,512)
Derivatives, net	-	-
Cash flow hedge accounting	1,307	2,477
Foreign exchange exposure, net	(2,539)	(1,035)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(1,539)	(35)

Investments

Investments totaled R$263 million in the 2Q18, an increase of 18% compared to the 1Q18, arising mainly due to the project seasonality. The increase in steel expenses refers to the investments for the improvement of coking and sintering performance.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18
Steel	92	102	119	168	481	65	134
Mining	60	106	115	97	378	116	99
Cement	24	20	34	40	118	23	13
Logistics	13	11	19	33	76	18	15
Other	0	0	6	6	12	2	2
Total investments - IFRS	190	239	293	344	1,065	223	263

Working capital

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Trade receivables: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: excludes warehouse, which is not part of the cash conversion cycle, and will be subsequently recorded in property, plant and equipment when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item “Recoverable taxes”;

•         Taxes payable: composed of line item "Taxes payable”, in current liabilities, plus taxes in installments;

•         Advances from customers: recognized in line item “Other payables”, in current liabilities;

Accordingly, working capital invested in the Company’s business totaled R$2,959 million in the 2Q18, increasing the financial cycle in 5 days, compared to the 1Q18, mainly due to the trucker strike and high raw material prices, which impacted the increase in inventories by R$394 million compared to the prior quarter.

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Working capital (R$ million)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
Assets	6,252	6,252	6,924	672	672
Trade receivables	2,300	2,146	2,269	123	(31)
Inventories	3,744	4,064	4,458	394	714
Prepaid taxes	207	42	197	155	(10)
Liabilities	2,655	3,869	3,965	96	1,310
Trade payables	2,078	3,253	3,226	(27)	1,148
Payroll and related taxes	294	233	265	31	(30)
Taxes payable	183	288	337	50	154
Advances from customers	100	95	137	42	37
Working capital	3,597	2,383	2,959	576	(638)

Average term (days)	2Q17	1Q18	2Q18	Variation
2Q18	x	1Q18	2Q18	x	2Q17
Receipt	41	33	31	(2)	(10)
Payment	59	79	70	(9)	11
Inventories	106	99	97	(2)	(9)
Financial cycle	88	53	58	5	(30)

Business segment reporting

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Beginning 2013, the Company no longer proportionally consolidated its jointly-owned subsidiaries Namisa, MRS and CBSI. For purposes of preparation and presentation of the information by business segment, Management maintained the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in “Corporate expenses/elimination”. After the closing of 2015, after the combination of the mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes this new company´s information as a whole.

Net revenue by segment – 2Q18 (R$ million)

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Adjusted EBITDA by segment – 2Q18 (R$ million)

Results – 2Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	4,093	1,331	64	370	113	152	(437)	5,687
Domestic market	2,421	225	64	370	113	152	(661)	2,684
Foreign market	1,672	1,106	-	-	-	-	225	3,003
CPV	(3,276)	(855)	(49)	(262)	(74)	(122)	513	(4,124)
Gross profit	817	477	15	108	39	30	77	1,563
SG&A	(264)	(45)	(9)	(25)	(7)	(21)	(218)	(589)
Depreciation	155	102	5	64	4	34	(52)	312
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	134	134
Adjusted EBITDA	708	533	12	147	36	42	(59)	1,420

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Results – 1Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	91	131	(378)	5,066
Domestic market	2,291	219	66	331	91	131	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
CPV	(2,900)	(795)	(46)	(244)	(66)	(125)	493	(3,685)
Gross profit	774	356	20	87	24	5	115	1,381
SG&A	(234)	(21)	(10)	(23)	(7)	(20)	(249)	(564)
Depreciation	150	106	4	65	4	27	(51)	305
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	22	12	(66)	1,242

Results – 2Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,055	1,067	52	364	111	114	(452)	4,311
Domestic market	1,749	246	52	364	111	114	(674)	1,963
Foreign market	1,305	821	-	-	-	-	222	2,348
CPV	(2,628)	(742)	(38)	(244)	(71)	(126)	523	(3,326)
Gross profit	426	325	15	121	40	(13)	71	985
SG&A	(271)	(42)	(7)	(23)	(7)	(20)	(222)	(592)
Depreciation	172	124	4	65	6	33	(48)	356
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	39	0	(53)	896

CSN’s Steel Results

According to the World Steel Association (WSA), the global crude steel production totaled 453.9 million tons (Mton) in the 2Q18, an increase of 5.4% compared to the 2Q17. Asia produced 319.6 Mton in the 2Q18, an increase of 6.3% compared to the same period in 2017, while the European Union and North America increased by 1.7% and 2.7%, respectively, on the same comparison basis.

•           In the 2Q18, CSN’s plate production totaled 996 thousand tons, a decrease of 5% compared to the 1Q18 due to corrective maintenance. In turn, the production of flat rolled products in the 2Q18 remained stable compared to the 1Q18 and 4% above compared to the 2Q17, totaling 981 thousand tons. According to the Brazilian Steel Institute (IABr), in the second quarter of 2018, the domestic sales totaled 6.4 million tons of steel, an increase of 5% compared to the prior year. The apparent consumption totaled 5.1 million tons, an increase of 9% compared to the same period of last year. Brazilian steel production totaled 8.5 million tons, an increase of 1%.

Steel production	2Q17	1Q18	2Q18	Variation
(thousand tons)				2Q18	x	1Q18	2Q18	x	2Q17
Plate production	1,070	1,050	996	(5%)			(7%)
Third-party plates	38	0	0	-			(100%)
Total plates (UPV + third parties)	1,108	1,050	997	(5%)			(10%)
Total flat rolled products	943	978	981	0%			4%
Total long rolled products	56	40	53	31%			(5%)

•           CSN’s total sales reached 1,321 thousand tons of steel products in the 2Q18, an increase of 3% and 13% compared to the 1Q18 and 2Q17, respectively.

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•          In the 2Q18 the steel volume sold by CSN in the domestic market totaled 798 thousand tons, an increase of 2% compared to the 1Q18 and 22% compared to the 2Q17. Out of this total, 748 thousand tons refers to flat steel products and 50 thousand tons to long steel products. The expansion of the automotive and OEM market significantly increased hot rolled flat steel products (+29% YoY) and galvanized items (+38% YoY).

•         In the foreign market, CSN’s sales in the 2Q18 totaled 523 thousand tons, an increase of 5% compared to the immediately prior quarter. In this period, 74 thousand tons were directly exported and 449 thousand tons were sold by foreign subsidiaries, out of which 142 thousand tons by LLC, 212 thousand tons by SWT and 95 thousand tons by Lusosider.

•         In the 2Q18, CSN maintained its high market share of coated products as a percentage of total sales volume (44% in the 2Q18), following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and metallic sheets accounted for 56% of flat steel sales, considering all markets in which the Company operates. In the foreign market, the market share of coated products increased from 81% in the 1Q18 to 84% of flat steel sales in the 2Q18.

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According to ANFAVEA(National Association of Automobile Manufacturers), in the second quarter of 2018, the production of vehicles, light commercial vehicles, trucks and busestotaled 734,774 thousand units, an increase of 12.73%, compared to the same period of prior year. The exports, in turn, reduced the performance, totaling 198,816 thousand vehicles sold, a decrease of 2% compared to the same period of prior year. Anfavea estimates an increase of 11.9% in vehicles produced in 2018, for 3.02 million units.

According to ABRAMAT(Brazilian Association of Building Material Industry), the accumulated building material salesdecreased by 4,7%through June 2018, compared to the June 2017, however, the association estimates an increase of 1,5% in the industry revenues, despite a reduction of 0,4% in 1H18.

According to IBGE (Brazilian Institute of Geography and Statistics),  home appliance productionreferring to data accumulated from 12 months to May, registered a 13.8% increase, compared to the same period accumulated in 2017.

According to INDA (National Institute of Steel Distributors) in the 2Q18, distribution purchases increased by 11.2% compared to the 2Q17. Accumulated imports in the 2Q18 increased by 16.9%compared to the same period in 2017, a total volume of 335.8 thousand tons.

•         Net steel revenue totaled R$4,093 million in the 2Q18, an increase of 11% and 34% compared to the 1Q18 and 2Q17, respectively, mainly due to an increase in sales in the domestic and foreign markets and higher average steel prices, both in the domestic market (+3% compared to the 1Q18) and foreign market (+17% compared to the 1Q18).

• Cost of sales in the 2Q18increased by 13% compared to the 1Q18, totaling R$3,276 million, mainly due to the increase in raw material prices (coal HCC, coke and pellets) and corrective maintenance.

•          Plate production cost in the 2Q18 totaled R$1,635/t, an increase of 11% compared to the 1Q18. The increase in the prices of the main raw materials was also impacted by the exchange rate variation in the period.

•          Adjusted EBITDA totaled R$708 million in the 2Q18, an increase of 2.6% compared to R$690 million in the 1Q18, due to the increase in sales volume, as well as the challenging scenario during the trucker strike. The adjusted EBITDA margin in the 2Q18 reached 17.3%, or a decrease of 1.5 p.p. compared to the immediately prior quarter.

CSN’s Mining Results

In the 2Q18, the steel production in China was 238 Mt, reaching a record quarterly production and representing an increase of 13% compared to 1Q18.  However, the cut in production of sintering and trade tensions have negatively impacted prices. In this regard, iron ore price ratio in the 2Q18 reached US$65.35/dmt (Platts, Fe62%, N. China), on average, a decrease of 12% compared to the 1Q18. The US dollar variation between the periods was 11.1%, which offset, in domestic currency, the decrease in iron ore prices.

The drop in the overall supply of high silica ore resulted in a strong reduction of 50% in the market discount of this impurity in 2Q18, compared to the 1Q18.

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In regards to maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$17.41/wmt in the 2Q18, an increase of 16%compared to the prior quarter driven by higher transoceanic volumes and superior oil prices.

•         In the 2Q18, iron ore production totaled 6.7 million tons, an increase of 10% compared to the 1Q18, mainly due to the mining plan, lower rainfall index of the period and efforts to mitigate the restrictions imposed by the truck drivers' strike. Iron ore purchases totaled 1,878 thousand tons in the 2Q18, an increase of 26% compared to the 1Q18.

•         Iron ore sales totaled 8.1 million tons in the 2Q18, an increase of 9% compared to the 1Q18, out of which 1.4 million tons were sold to Presidente Vargas Plant (+5%).

Mining production and sales volume	2Q17	1Q18	2Q18	Variation
(thousand tons)	2Q18	x	1Q18	2Q18	x	2Q17
Iron ore production	7,948	6,129	6,744	10%	(15%)
Ore purchased from third parties	167	1,487	1,878	26%	1.027%
Total production + purchases	8,114	7,616	8,621	13%	6%
Sales to UPV	1,307	1,309	1,376	5%	5%
Volume sold to third parties	6,511	6,165	6,754	10%	4%
Total sales	7,818	7,474	8,130	9%	4%

  The production and sales volumes considered a 100% stake in CSN Mineração.

In the 2Q18, mining net revenue totaled R$1,331 million, an increase of 16% compared to the immediately prior quarter due to the decrease in sales volumes (+9%) and appreciation of the US dollar against Brazilian real. The CIF + FOB unit revenue in the 2Q18 totaled US$56.8/wmt, an increase of 2% compared to the prior quarter, due to improved quality and higher demand for low alumina products.

Realized iron ore price by CSN Mineração

 (CIF + FOB* - US$/wmt delivered in China)

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•         Mining sales cost totaled R$855 million in the 2Q18, an increase of 7% compared to the 1Q18, due to the increase in the sales volume in the period (+9%).

•         Despite the decrease in the Platts index in the quarter compared to the prior quarter, adjusted EBITDA margin reached 40% in the 2Q18, or an increase of 1.7 p.p. compared to the 1Q18, and adjusted EBITDA reached R$533 million in the 2Q18, an increase of 21% compared to the 1Q18, due to the increased volume, lower unit cost of iron ore volume in vessels and better realized price, in addition to the US dollar appreciation of 11.1% against Brazilian real.

CSN’s Logistics Results

Railway logistics: In the 2Q18, net revenue totaled R$370 million, generating adjusted EBITDA of R$147 million and adjusted EBITDA margin of 40%.

Port logistics: In the 2Q18, Sepetiba Tecon shipped 114 thousand tons of steel products, in addition to 98 thousand tons of general cargo and approximately 56 thousand containers. In the 2Q18, net revenue totaled R$64 million, due to the significant increase in general cargo volume and balance against container and steel volumes, generating adjusted EBITDA of R$12 million and adjusted EBITDA margin of 18%.

Sepetiba TECON highlights	2Q17	1Q18	2Q18	Variation
				2Q18	x	1Q18	2Q18	x	2Q17
Container volume (thousand units)	39	65	56	(13%)			45%
Steel volume (thousand ton)	212	219	114	(48%)			(46%)
General cargo volume (thousand ton)	1	31	98	215%			17.991%

CSN’s Energy Results

According to EPE (Energy Research Company), domestic electric consumption in Brazil decreased by 0.4% in June over the same period of the previous year. The industrial segment posted an increase in energy consumption of 1.9% in the first half of 2018 versus the same period last year. The residential and commercial sectors increased energy consumption by 1.5% and 0.4%, respectively, against the same period in 2017.

In the 2Q18, net energy revenue totaled R$113 million (+24% compared to the 1Q18) due to the increase in energy sales in the free market, with adjusted EBITDA of R$36 million and adjusted EBITDA margin of 32%.

CSN’s Cement Results

In the second quarter of 2018, cement sales in the domestic market totaled 12.9 million tons, according to the preliminary industry data, disclosed by the SNIC (National Cement Industry Union), an increase of solely 0.14% compared to the second quarter of 2017.

According to the SNIC data, sales volume in the second quarter was significantly impacted due to the trucker strike, representing a decrease of 20.3% in May compared to the same period in 2017.

In the 2Q18, CSN’s cement sales totaled 890 thousand tons, an increase of 10% compared to the 1Q18, representing net revenue of R$152 million, despite of the adverse strike scenario. Adjusted EBITDA reached R$42 million (+248%), with adjusted EBITDA margin of 28%, or an increase of 18.6 p.p. compared to the prior quarter, mainly due to the increased prices and volumes.

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Cement highlights	2Q17	1Q18	2Q18	Variation
(thousand tons)				2Q18	x	1Q18	2Q18	x	2Q17
Total production	841	775	876	13%			4%
Total sales	831	806	890	10%			7%

Capital market

In the second quarter of 2018, the CSN’s shares depreciated by 1.8%, while the Ibovespa index depreciated by 14%. The daily traded volume (CSNA3) on B3, in turn, totaled R$81.2 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) depreciated by 24%, while Dow Jones increased by 2.65%. The daily traded volume (SID) of the Company’s ADRs on NYSE totaled US$6.3 million.

2Q18
Number of shares (in thousands)	1,387,524
Market value
Closing price (R$/share)	7.86
Closing price (US$/ADR)	2.02
Market value (R$ million)	10,906
Market value (US$ million)	2,832
Total return including dividends and interest on capital
CSNA3	(1.8%)
SID	(24%)
Ibovespa	(14%)
Dow Jones	2.65%
Volume
Daily average (thousand shares)	9,422
Daily average (R$ thousand)	81,222
Daily average (thousand ADRs)	2,641
Daily average (US$ thousand)	6,310
Source: Bloomberg

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

SALES VOLUME CONSOLIDATED (thousand tonnes)

2Q17	1Q18	2Q18	Change
2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	592	737	748	11	156
Slabs	-	-	-	-	-
Hot Rolled	216	271	278	7	62
Cold Rolled	117	157	142	(15)	25
Galvanized	191	242	263	21	72
Tin Plates	68	67	66	(1)	(2)
Long Steel UPV	60	45	50	5	(10)
DOMESTIC MARKET	652	782	798	16	146

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2Q17	1Q18	2Q18	2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	316	280	310	30	(6)
Hot Rolled	14	35	24	(11)	10
Cold Rolled	24	17	26	9	2
Galvanized	232	191	200	9	(32)
Tin Plates	46	37	61	24	15
Long Steel (profiles)	205	216	212	(4)	7
FOREIGN MARKET	521	496	523	27	2

2Q17	1Q18	2Q18	2Q18	x	1Q18	2Q18	x	2Q17
Flat Steel	909	1,017	1,059	42	150
Slabs	-	-	-	-	-
Hot Rolled	230	306	301	(5)	71
Cold Rolled	141	174	168	(6)	27
Galvanized	423	433	463	30	40
Tin Plates	115	104	126	22	11
Long Steel UPV	60	45	50	5	(10)
Long Steel (profiles)	205	216	212	(4)	7
TOTAL MARKET	1,174	1,277	1,321	44	147

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the fourth quarter of 2016, the Company started the operation of its second clinker production line in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A – (“CSN Mineração”)., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

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At TECON, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at TECAR, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 26 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

The interim financial information was prepared based on the normal continuity of its business.

Negotiations in progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Further disclosures on the bases for evaluating the operational continuity were made in the disclosures of this subject included in the financial statements of December 31, 2017, approved by Management on March 26, 2018.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2017, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2017.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

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The parent company and consolidated condensed interim financial information was approved by Management on August 07, 2018.

2.b) Basis of presentation

The consolidated condensed interim financial information is presented in Brazilian reais R$, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of June 30, 2018, US$1 is equivalent to R$3.8558 (R$3.3080 as of December 31, 2017) and €1 is equivalent to R$4.5032 (R$3.9693 as of December 31, 2017), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended June 30, 2018 and year ended December 31, 2017 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•                      Companies

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	Equity interests (%)
Companies	06/30/2018	12/31/2017	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)	-	100.00	Equity interests
CSN Export Europe, S.L.U. (1)	-	100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)	-	100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)	-	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (2)	1.00		Commercial representation, sale of steel and related activities

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC(3)		100.00	Steel
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN (2)	99.00	100.00	Commercial representation, sale of steel and related activities
Lusosider Ibérica S.A.	99.94	99.94	Steel, industrial and commercial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	87.52	87.52	Commercial representation
Companhia Siderúrgica Nacional LLC(3)	100.00		Import and distribution / products resale

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

 (*) Dormant companies, therefore, they are presented in note 10.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

•                     Events in 2018

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2)     Transfer of 1% stake in Aceros Mexico from CSN Steel to Companhia Siderúrgica Nacional on February 1, 2018.

(3)    On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc. The remaining assets are registered at Companhia Siderúrgica Nacional, LLC, a subsidiary of CSN Steel (see note 4).

•                      Exclusive funds

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	Equity interests (%)
Exclusive funds	06/30/2018	12/31/2017	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

3. ADOPTION OF NEW ACCOUNTING PRACTICES

The Company applied as of January 1, 2018, the IFRS 09 Financial Instruments (corresponding to CPC 48) and IFRS 15 Revenues from Contracts with Customers (corresponding to CPC 47), both of which were approved by CVM in November 2016 as well as interpretation IFRIC 22, corresponding to ICPC 21, approved in July 2017. IFRS 09 and 15 replaced IAS 39 Financial Instruments: Recognition and Measurement and IAS 18 Revenue and related interpretations, respectively.

The Company decided to adopt the modified transition method for the implementation of the new standards, where any transitory adjustment is recognized in retained earnings on January 1, 2018, without comparative adjustment and whose impacts are being detailed below:

• IFRS 9 / CPC 48 Financial instruments

The new pronouncement includes new rules on the classification and measurement of financial assets, as well as impairment of assets and new practices for hedge accounting, which are simplified below:

Classification and measurement - IFRS 9 establishes that financial assets should be classified and measured in one of three categories: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR). The categories of held-to-maturity, loans and receivables and available for sale that were part of the scope of IAS 39, were removed.

Impairment of assets- the "incurred losses" model is replaced by an "estimated credit loss" model, where it is no longer necessary for a loss event to occur before recognition of the impairment loss. The model uses a two-pronged approach, in which the provision will be measured for expected credit losses for 12 months or for the entire life of the asset. These changes did not bring impacts to the Company.

Hedge Accounting - a new general hedge accounting model was included, which does not change, but fundamentally the types of hedge relationship or requirements for measurement and recognition of ineffectiveness. These changes did not bring impacts to the Company.

The main effect of the adoption of IFRS 09 is presented in note 14.II, referring to the classification from January 1, 2018 and measurement of the investment in Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas and Panatlântica S.A. at fair value through profit or loss (VJR) and obtained a gain of R$ 1.4 billion (gross) as of June 30, 2018 recorded in other operating income and expenses (Note 24).

• IFRS 15 / CPC 47 Revenue from contract with customer

Revenue from contracts with customers - IFRS 15 establishes a new concept for revenue recognition, replacing IAS 18 Revenue, IAS 11 - Construction Contracts and related interpretations. The Company adopted IFRS 15 using the modified retrospective method, which does not require the restatement of comparative information

The new pronouncement establishes a five-step model for determining the recognition of revenue from customer contracts, as follows:

- Identification of the contract: identify when there is an agreement and the parties involved.

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- Identify the performance obligations: from the definitive agreement, analyze the contractual promises, in order to identify which promised items can be considered as performance obligations.

- Determine the price of the obligation: The transaction price is the value of the consideration that the entity expects to receive by transferring the control of the promised goods and services, the value of the transaction can include fixed values, variable values or both.

- Transaction Price Allocation: At the time of signing the contract, the transaction price must be allocated to each performance obligation.

- Recognize Revenue: Revenue recognition occurs at the time (or to the extent that) meets a performance obligation by transferring control of a good or service to a customer.

Analyzing the topic "identification of performance obligations", the Company identified in its operations the following performance obligations

- Sale of finished products: the transfer of risks and benefits coincides with the transfer of control of the products, thus, the moment of recognition of revenue from product sales was not impacted by the adoption of this new standard.

- Provision of service: in the main services provided by the Company, the revenue recognition coincides with the conclusion of the service, therefore without impacts by the adoption of this standard.

- Freight / insurance liability in CFR / CIF incoterms: the freight service in the CFR and CIF modalities will be considered a separate service and therefore a separate performance obligation, with allocation of part of the price of the transaction recognized in profit or loss, according to the effective provision of the service over time.

The effect of the difference in the recognition of the portion of revenue allocated to freight does not significantly affect the Company's income. Therefore, such revenue will not be presented separately in the Company's financial statements.

In the other topics of the new standard, the Company did not identify material measurement impacts in the application of this standard

• IFRIC 22 / ICPC 21 Foreign currency transaction and down payment

Required to apply in January 2018, IFRIC 22, which corresponds to ICPC 21, is to regulate the concepts established in CPC 02 - Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements, on how to determine the transaction date with the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or revenue (or part thereof) in the derecognition of non-monetary assets or non-monetary liabilities arising from the payment or early receipt in foreign currency.

Generally speaking, the interpretation deals with transactions in foreign currency in which the Company recognizes a non-monetary asset or non-monetary liability resulting from early payment or receipt, even before the company recognizes the related asset, expense or revenue.

The consensus of this interpretation clarifies that the transaction date for determining the exchange rate to be used in the case of advances is defined as the date that the entity initially recognizes the non-monetary asset or non-monetary liability arising from the early payment or receipt. In the case of multiple payments or receipts in advance, the company shall determine the transaction date, each payment or advanced receipt.

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As the Company already adopts the practices established by CPC 02, establishing the historical rate at the time of recognition of non-monetary assets and liabilities related to the anticipation, there is no impact resulting from the application of this technical interpretation.

4. SALE OF FOREIGN SUBSIDIARY

In May 2018, Companhia Siderúrgica Nacional ("CSN") announced to its shareholders and to the market, through a Material Fact, the sale by its wholly-owned subsidiary CSN Steel S.L.U., total interest in Companhia Siderúrgica Nacional LLC ("LLC") to Steel Dynamics, Inc. ("SDI"), approved on the same date by the Board of Directors. The LLC is located in the United States with operations in stripping, cold rolling and galvanizing of flat steel.

In June 2018, after fulfilling all the precedent conditions foreseen in the purchase and sale agreement entered into with SDI, the Company concludes the transaction with the transfer of the equity interest and receipt of the base value of the transaction, adjusted in US$ 400 million, as shown below:

	U$$	R$

Receipt from the sale of the investment	395,661	1,525,590
Deposits in guarantee	2,000	7,712
Contractual expenses and fees (d)	2,339	9,021
Base value of the transaction (a)	400,000	1,542,323
Working capital to be received (b)	34,008	131,127
Net assets LLC (c)	133,445	514,537
Net gain on sale = (a+b-c-d)	298,224	1,149,892

The final value of the transaction is still subject to post-closing adjustment, which will be completed between September and October 2018, according to the LLC's working capital ascertained on the closing date.

The net investment, results and cash flows from the sale of the investment are summarized below:

4.a) Balance sheet

LLC
06/30/2018
ASSETS
Current Assets	418,014
Cash and cash equivalents	760
Trade Receivable	114,266
Inventory	299,373
Other current assets	3,615

Non-current assets	191,431
Other non-current assets	205
Property, plant and equipment	191,226
TOTAL ASSETS	609,445

LIABILITIES
Current Liabilities	89,810
Borrowings and Financing	5,446
Social and Labor obligations	5,526
Trade payables	76,400
Tax payables	1,398
Other payables	1,040

Non-current liabilities	5,098
Borrowings and Financing	5,098

Shareholders' equity (disposal)	514,537

TOTAL LIABILITIES	609,445

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4.b) Statement of Income

	06/30/2018	06/30/2017
Net Revenues	997,061	472,409
Cost from sale of goods and rendering of services	(888,850)	(388,322)
Gross profit	108,211	84,087
Selling expenses	(24,650)	(10,521)
General and administrative expenses	(15,649)	(9,531)
Other operating expenses, net	(844)	(358)
Profit before financial income (expenses)	67,068	63,677
Financial income (expenses), net	(2,641)	(428)
Profit (loss) before taxes	64,427	63,249
Income tax and Social Contribution	(1,730)	-
Profit (loss) for the period	62,697	63,249

4.c) Statement of Cash Flows

	06/30/2018	06/30/2017
Net cash provided by (used) by operating activities	149,691	(69,216)
Net cash provided by (used) by investing activities	(6,269)	(2,492)
Net cash provided by (used) by financing activities	(176,592)	(1,860)
Increase (decrease) in cash and cash equivalents for the period	(33,170)	(73,568)
Cash and equivalents at the beginning of the year	33,930	112,428
Cash and equivalents at the end of the year	760	38,860

Net cash receipts from the sale of subsidiary LLC

06/30/2018
Net cash received from the sale of the asset	1,525,590
Cash and cash equivalents transferred on the sale of the assets	(760)
Net cash provided by the sale of assets	1,524,830

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Current
Cash and cash equivalents
Cash and banks	2,083,269	193,702	1,482,367	38,311

Short-term investments
In Brazil:
Government securities	1,331	12,100	71	150
Private securities	872,729	644,525	240,020	79,116
	874,060	656,625	240,091	79,266
Abroad:
Time deposits	554,003	2,561,245	91,566	275,927
Total short-term investments	1,428,063	3,217,870	331,657	355,193
Cash and cash equivalents	3,511,332	3,411,572	1,814,024	393,504

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The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF). The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

6.     FINANCIAL INVESTMENTS

			Consolidated		Parent Company
	Short term		Long term	Short term
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	31/12/2017
CDB - Bank certificate of deposit (1)	738,790	716,218		738,790	716,218
Government securities (2)	2,394	19,494		127	243
Time Deposit (3)			7,712
	741,184	735,712	7,712	738,917	716,461

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

2.    Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.    Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

7.     TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Trade receivables
Third parties
Domestic market	1,492,018	1,290,823	1,192,939	1,056,929
Foreign market	849,298	982,846	95,076	150,264
	2,341,316	2,273,669	1,288,015	1,207,193
Allowance for doubtful debts	(201,312)	(191,979)	(147,674)	(140,392)
	2,140,004	2,081,690	1,140,341	1,066,801
Related parties (note 19 a)	129,071	115,388	998,196	831,993
	2,269,075	2,197,078	2,138,537	1,898,794

Other receivables
Dividends receivable (note 19 a) (*)	82,225	41,528	409,537	1,044,242
Advances to employees	27,396	33,942	16,799	22,123
Other receivables	9,461	3,667	435	1,547
	119,082	79,137	426,771	1,067,912
	2,388,157	2,276,215	2,565,308	2,966,706

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 (*) In parent company refers mainly to dividends receivable from CSN Mineração S.A. amounting to R$ 364,595. In 2018, the amount received was R$ 969,648.

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$284,286 as of June 30, 2018 (R$181,972 as of December 31, 2017), less the trade receivables.

The gross balance of receivables from third parties is comprised as follows:

	Consolidated			Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Current	1,491,112	1,391,839	593,728	530,774
Past-due up to 30 days	102,987	167,760	40,231	50,141
Past-due up to 180 days	49,906	142,346	19,101	114,230
Past-due over 180 days	697,311	571,724	634,955	512,048
	2,341,316	2,273,669	1,288,015	1,207,193

The movements in the Company’s allowance for doubtful debts are as follows:

	Consolidated			Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Opening balance	(191,979)	(172,782)	(140,392)	(124,351)
Estimated losses	(10,312)	(36,697)	(7,282)	(29,270)
Recovery of receivables	979	17,500		13,229
Closing balance	(201,312)	(191,979)	(147,674)	(140,392)

8.     INVENTORIES

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Finished goods	1,551,916	1,308,802	1,139,047	856,707
Work in progress	1,101,040	1,135,589	921,890	981,204
Raw materials	1,349,832	1,050,588	1,009,974	699,671
Spare Parts	805,712	814,725	440,396	435,827
Iron ore	335,124	278,041	29,533	20,914
Advances to suppliers	122,609	12,514	12,478	8,997
(-) Provision for losses	(134,822)	(135,840)	(50,139)	(51,968)
	5,131,411	4,464,419	3,503,179	2,951,352

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The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Opening balance	(135,840)	(101,176)	(51,968)	(37,312)
Reversal / (losses) for slow-moving and obsolescence	1,018	(34,664)	1,829	(14,656)
Closing balance	(134,822)	(135,840)	(50,139)	(51,968)

9.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Judicial deposits (note 17)			361,593	339,351			276,883	259,763
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,013,476	866,986	414,586	401,071	812,026	530,748	256,766	234,858
Prepaid expenses	76,540	50,078	39,019	30,741	52,444	16,860	21,927	11,345
Actuarial asset - related party (note 19 a)			97,509	111,281			85,044	95,898
Derivative financial instruments (note 14 I)	4,165
Securities held for trading (note 14 I)	3,734	2,952			3,558	2,764
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 14 I)			7,077	20,024			1,389	5,364
Loans with related parties (nota 19 a e 14 I)	2,556	2,441	655,173	554,694	17,570	26,701	542,805	444,091
Other receivables from related parties (note 19 a)	3,649	3,577	29,770	30,770	28,071	37,007	300,951	320,377
Monetary adjustment related to the Eletrobrás's compulsory loan (4)			755,151	755,151			755,151	755,151
Others	210,472	67,544	20,018	67,521			19,717	67,007
	1,314,592	993,578	2,597,767	2,528,475	913,669	614,080	2,334,005	2,267,226

1.    Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.    Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.

3.    Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the first half of 2020.

4.    This is a net amount, certain and due, arising from a favorable final decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The said final decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

5.    Refers mainly to the adjustment of the transaction price, which is variable according to the calculation of the working capital adjustment of CSN LLC, which is to be paid by Steel Dynamics, Inc. ("SDI"), and is estimated at R$ 131,127.

10.   INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2018.

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10.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

								06/30/2018				12/31/2017	06/30/2017
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation in				% Participação direta	Participation in
					Assets	Liabilities	Shareholders' equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders' equity	Profit / (loss) for the period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	2,459,627	2,753,716	(294,089)	(115,936)	100.00	5,242,890	5,421,043	(178,153)	(260,410)
CSN Islands XI Corp.		50,000		100.00	2,925,786	3,016,341	(90,555)	(48,050)	100.00	2,514,894	2,557,398	(42,504)	(31,879)
CSN Islands XII Corp.		1,540		100.00	2,458,104	3,861,051	(1,402,947)	(257,124)	100.00	2,166,682	3,312,505	(1,145,823)	(70,544)
CSN Minerals S.L.U.	(1)												282,901
CSN Export Europe, S.L.U.	(1)												14,051
CSN Metals S.L.U.	(1)												14,000
CSN Americas S.L.U.	(1)												141,885
CSN Steel S.L.U.		22,042,688		100.00	4,038,103	301,390	3,736,713	1,710,595	100.00	6,905,164	322,963	6,582,201	33,349
Sepetiba Tecon S.A.		254,015,052		99.99	474,034	166,314	307,720	8,475	99.99	459,647	160,402	299,245	9,585
Minérios Nacional S.A.		66,393,587		99.99	123,241	81,253	41,988	1,692	99.99	105,586	65,290	40,296	(6,482)
Valor Justo - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	47,505	43,906	3,599	(1,374)	99.99	46,005	41,032	4,973	(5,562)
Companhia Metalúrgica Prada		445,921,292		99.99	701,205	566,431	134,774	(35,058)	99.99	655,748	485,915	169,833	(14,937)
CSN Mineração S.A.		158,419,480		87.52	12,892,785	4,237,396	8,655,389	317,722	87.52	14,273,290	5,620,137	8,653,153	402,265
CSN Energia S.A.		43,149		99.99	117,348	37,294	80,054	27,591	99.99	146,130	55,030	91,100	29,072
FTL - Ferrovia Transnordestina Logística S.A.		442,672,357		91.69	406,854	109,587	297,267	(16,865)	90.78	419,388	138,888	280,500	(59,606)
Companhia Florestal do Brasil		41,673,302		99.99	34,956	3,869	31,087	(89)	99.99	34,910	3,734.0	31,176	(2,259)
Nordeste Logística		99,999		99.99	82	55	27	2	99.99	80	55	25	(1)
CGPAR - Construção Pesada S.A.	(2)												723
Valor Justo Imobilizado - CGPAR													(3,940)
					26,679,630	15,178,603	13,624,534	1,591,581		32,970,414	18,184,392	16,909,529	472,211
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	261,506	17,861	243,645	5,899	48.75	265,476	18,104	247,372	5,288
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,482,334	800,434	681,900	39,605	18.64	1,520,264	857,581	662,683	46,210
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	18,004	13,968	4,036	1,688	50.00	16,005	13,654	2,351	1,090
Transnordestina Logística S.A.		24,168,304		46.30	3,885,604	2,693,983	1,191,621	(10,561)	46.28	3,806,380	2,604,198	1,202,182	(8,798)
Fair Value alocado à TLSA na perda de controle							271,116					271,116
					5,647,448	3,526,246	2,392,318	36,631		5,608,125	3,493,537	2,385,704	43,790
Associates
Arvedi Metalfer do Brasil		46,994,971		20.00	42,944	25,070	17,874	(1,617)	20.00	43,653	23,978	19,675	447
					42,944	25,070	17,874	(1,617)		43,653	23,978	19,675	447
Classified at fair value through profit or loss and comprehensive income (note 13 I )
Usiminas							2,016,946					2,200,459
Panatlântica							23,972					21,974
							2,040,918					2,222,433
Other investments
Profits on subsidiaries ' inventories							(73,468)	(996)				(72,473)	20,405
Others							63,439	(185)				63,537	(553)
							(10,029)	(1,181)				(8,936)	19,852
Total investments							18,065,615	1,625,414				21,528,405	536,300

Classification of investments in the balance sheet
Investments in assets							19,853,205					22,894,885
Investments with equity deficit							(1,787,590)					(1,366,480)
							18,065,615					21,528,405

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2)     Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

10.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

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		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Opening balance of investments	5,499,995	4,568,451	22,894,885	22,703,508
Opening balance of loss provisions			(1,366,480)	(1,019,299)
Capital increase		20,579	33,633	80,686
Dividends (1)	(40,827)	(79,189)	(4,972,384)	(2,059,972)
Comprehensive income (2)	(1,559,621)	850,640	(1,532,189)	1,021,099
Equity in results of affiliated companies (3)	68,514	147,800	1,625,414	901,836
Receipt arising from the sale of Usiminas’ shares	(39,377)		(39,377)
Update shares of fair value through profit or loss (Note 14 II)	1,417,544		1,417,544
Write-off of the investment – disposal of CGPAR				(14,055)
Surplus value of the assets – CGPAR				(50,009)
Capital Transactions - Business combination CGPAR				(35,389)
Amortization of fair value - investiment MRS	(5,873)	(11,746)
Others	18	3,460	4,569
Closing balance of investments	5,340,373	5,499,995	19,853,205	22,894,885
Balance of provision for investments with negative equity			(1,787,590)	(1,366,480)
Total	5,340,373	5,499,995	18,065,615	21,528,405

1.    In 2018, refers to the allocation of dividends of subsidiaries CSN Energia, Itá Energética, CSN Mineração, MRS Logística and CSN Steel.

2.    Refers to the mark-to-market of investments classified fair value through profit or loss and fair value through other comprehensive income, translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	06/30/2018	06/30/2017
Equity in results of affiliated companies
MRS Logística S.A.	79,190	92,396
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,688	1,090
Transnordestina	(10,561)	(8,798)
Arvedi Metalfer do Brasil	(1,617)	447
Others	(186)	(552)
	68,514	84,583
Eliminations
To cost of sales	(19,752)	(21,624)
To taxes	6,716	7,352
Others
Amortization of fair value - Investment in MRS	(5,873)	(5,873)
Amortization of fair value - Investment in CGPAR		(3,940)
Others	2,559
Equity in results of affiliated companies adjusted	52,164	60,498

10.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

				06/30/2018				12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	279,664	1,211	17,445	23,676	484,978	101	5,763	16,231
Advances to suppliers	13,103	107		57	14,911	37		22
Other current assets	651,799	31,046	61,412	15,724	685,311	28,475	49,494	16,447
Total current assets	944,566	32,364	78,857	39,457	1,185,200	28,613	55,257	32,700
Non-current assets
Other non-current assets	683,196	1,131	149,299	26,629	693,434	974	238,004	27,459
Investments, PP&E and intangible assets	6,324,931	2,511	8,164,096	470,337	6,277,550	2,423	7,927,881	484,406
Total non-current assets	7,008,127	3,642	8,313,395	496,966	6,970,984	3,397	8,165,885	511,865
Total Assets	7,952,693	36,006	8,392,252	536,423	8,156,184	32,010	8,221,142	544,565

Current liabilities
Borrowings and financing	650,551		61,569		668,947	1,411	52,691
Other current liabilities	1,156,416	27,935	122,059	22,301	1,272,365	25,898	113,739	33,666
Total current liabilities	1,806,967	27,935	183,628	22,301	1,941,312	27,309	166,430	33,666
Non-current liabilities
Borrowings and financing	1,931,986		5,634,924		2,084,422		5,457,768
Other non-current liabilities	555,359		-	14,338	575,170		434	3,471
Total non-current liabilities	2,487,345		5,634,924	14,338	2,659,592		5,458,202	3,471
Shareholders' equity	3,658,381	8,071	2,573,700	499,784	3,555,280	4,701	2,596,510	507,428
Total liabilities and shareholders' equity	7,952,693	36,006	8,392,252	536,423	8,156,184	32,010	8,221,142	544,565

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				01/01/2018 a 06/30/2018				01/01/2017 a 06/30/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	1,732,202	72,079		83,808	1,692,281	66,512		83,479
Cost of sales and services sold	(1,194,990)	(62,994)		(35,479)	(1,125,474)	(58,859)		(38,649)
Gross profit	537,212	9,085		48,329	566,807	7,653		44,830
Operating income (expenses)	(115,411)	(4,760)	(7,027)	(29,786)	(85,712)	(3,851)	(13,249)	(28,665)
Finance income (expenses), net	(95,259)	(65)	(15,783)	(228)	(102,908)	(575)	(5,753)	252
Income before income tax and social contribution	326,542	4,260	(22,810)	18,315	378,187	3,227	(19,002)	16,417
Current and deferred income tax and social contribution	(114,063)	(884)		(6,216)	(130,274)	(1,048)		(5,570)
Profit (Loss) for the year, net	212,479	3,376	(22,810)	12,099	247,913	2,179	(19,002)	10,847

•          TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2017 remain valid and there is no trigger to justify records of impairment in the first quarter.

11.   PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

						Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Effect of foreign exchange differences	8,782	22,258	88,780	719	3,387	1,739	125,665
Acquisitions		407	55,472	551	425,244	3,544	485,218
Capitalized interest (notes 25 and 28)					34,485		34,485
Write-off and estimated losses, net of reversal (note 24)		(80)	(1,812)	(2)	(34)		(1,928)
Depreciation (note 23)		(70,207)	(526,567)	(2,822)		(10,837)	(610,433)
Transfers to other categories of assets		312,086	110,827	(86)	(137,875)	(284,952)
Disposal of LLC	(238)	(16,950)	(145,958)	(181)	(6,070)	(21,829)	(191,226)
Transfer to intangible assets					(758)	(12)	(770)
Others	(3)		(6,641)		8,357	(196)	1,517
Balance at June 30, 2018	288,281	3,044,461	11,560,021	31,282	2,802,671	80,651	17,807,367
Cost	288,281	4,112,730	21,741,160	166,263	2,802,671	361,044	29,472,149
Accumulated depreciation		(1,068,269)	(10,181,139)	(134,981)		(280,393)	(11,664,782)
Balance at June 30, 2018	288,281	3,044,461	11,560,021	31,282	2,802,671	80,651	17,807,367

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						Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Cost	94,485	1,334,093	13,159,644	96,609	906,851	118,888	15,710,570
Accumulated depreciation		(242,790)	(5,784,139)	(82,779)		(98,451)	(6,208,159)
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Acquisitions			22,074	97	176,981	1,510	200,662
Capitalized interest (notes 25 and 28)					7,529		7,529
Write-off and estimated losses, net of reversal (note 24)			(14)				(14)
Depreciation (note 23)		(17,227)	(267,484)	(1,282)		(2,729)	(288,722)
Transfers to other categories of assets			22,612		(22,633)	21
Others				5	3,673	(5)	3,673
Balance at June 30, 2018	94,485	1,074,076	7,152,693	12,650	1,072,401	19,234	9,425,539
Cost	94,485	1,334,096	13,204,305	96,712	1,072,401	120,369	15,922,368
Accumulated depreciation		(260,020)	(6,051,612)	(84,062)		(101,135)	(6,496,829)
Balance at June 30, 2018	94,485	1,074,076	7,152,693	12,650	1,072,401	19,234	9,425,539

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		06/30/2018	12/31/2017
Logistics
	Current investments for maintenance of current operations.				78,601	106,956
					78,601	106,956
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	769,661	750,999
	Expansion of TECAR export capacity.	2009	2022	(2)	280,294	275,811
	Current investments for maintenance of current operations.				562,552	408,522
					1,612,507	1,435,332
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2019		101,646	99,483
	Current investments for maintenance of current operations.			(3)	374,589	228,029
					476,235	327,512
Cement
	Construction of cement plants.	2011	2020	(4)	567,474	554,865
	Current investments for maintenance of current operations.				67,854	51,270
					635,328	606,135
Construction in progress					2,802,671	2,475,935

(1)   Estimated completion date of the Central Plant Step 1;

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(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
In Years
Buildings	38	39	41	41
Machinery, equipment and facilities	22	21	24	24
Furniture and fixtures	11	12	13	12
Others	16	17	13	12

12.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751	126,279	126,279
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)	(66,969)	(66,969)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Effect of foreign exchange differences		38,416	143	18,042		63	56,664
Acquisitions and expenditures		(25)	582				557
Transfer of property, plant and equipment			770				770
Write-off and estimated losses, net of reversal		126	(62)				64
Amortization (note 23)		(22,278)	(8,726)				(31,004)	(5,256)	(5,256)
Transfer between groups		(36)	36
Balance at June 30, 2018	3,590,931	317,078	65,928	152,179	3,172,469	512	7,299,097	54,054	54,054
Cost	3,834,234	581,930	223,117	152,179	3,185,701	512	7,977,673	125,768	125,768
Accumulated amortization	(133,973)	(264,852)	(157,189)		(13,232)		(569,246)	(71,714)	(71,714)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2018	3,590,931	317,078	65,928	152,179	3,172,469	512	7,299,097	54,054	54,054

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Software	7	8	9	9
Customer relationships	13	13

The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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13.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

						Consolidated				Parent Company
	Rates p.a. (%)		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
			06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
FOREIGN CURRENCY
Prepayment	1% to 3,5%		3,547	2,174	570,658	489,584	3,547	2,174	570,658	489,584
Prepayment	3,51% to 8%		1,705,707	788,989	3,357,117	3,607,925	1,705,707	788,989	3,357,117	3,607,925
Prepayment Intercompany	3,51% to 8%						960,338	72,019	4,690,536	4,856,104
Perpetual bonds	7%		5,248	4,503	3,855,800	3,308,000
Bonds	4,14% to 6,88%	(1)	168,697	139,184	6,541,738	5,612,342
Bonds Intercompany	4,14% to 9,13%						2,383	27,450	358,589	3,436,385
Intercompany	Libor 6M to 3%						1,313,625	1,113,411	1,749,351	1,620,921
ACC	3.14%		129,208	379,822			129,208	379,822
Others	1,2% to 8%		192,578	251,630	108,077	197,130
			2,204,985	1,566,302	14,433,390	13,214,981	4,114,808	2,383,865	10,726,251	14,010,919
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and Fixed 2,5% to 6% + 1,5%		72,380	71,121	928,869	960,872	48,158	43,235	897,678	918,466
Debentures	110,8% to 113,7% CDI		518,519	523,252	653,436	770,767	518,519	523,252	653,436	770,767
Prepayment	109,5% to 116,5% CDI and fixed of 8%	(2)	469,792	1,789,737	3,952,288	3,378,333	402,091	1,048,204	2,564,773	2,093,333
CCB	112,5% and 113% CDI		2,593,221	2,601,352	4,693,000	4,693,000	2,593,221	2,601,352	4,693,000	4,693,000
			3,653,912	4,985,462	10,227,593	9,802,972	3,561,989	4,216,043	8,808,887	8,475,566
Total Borrowings and Financing (note 14 I)			5,858,897	6,551,764	24,660,983	23,017,953	7,676,797	6,599,908	19,535,138	22,486,485
Transaction Costs and Issue Premiums			(26,978)	(24,862)	(66,815)	(34,011)	(20,046)	(21,737)	(44,940)	(31,639)
Total Borrowings and Financing + Transaction Costs			5,831,919	6,526,902	24,594,168	22,983,942	7,656,751	6,578,171	19,490,198	22,454,846

(1)     In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US$ 350 million, with maturity in 2023 and interest of 7.625% per annum. In parallel, a tender offer ("Tender Offer") of the Notes issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 350 million in bonds with maturity in 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(2)     In February 2018, the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil SA ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, moving the maturities from 2018 to 2022 to maturity until December 2024, with a guarantee of part of the preferred shares of Usiminas (USIM5), owned by the Company.

13.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

In the first quarter of 2018, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

						Consolidated
	Prepayment	Bonds	Perpetual bonds	CCB	Others	Total
2019	1,202,527	1,826,284		1,507,000	422,556	4,958,367	20%
2020	1,969,260	3,365,924		1,508,000	290,819	7,134,003	29%
2021	1,420,383			774,000	175,267	2,369,650	10%
2022	1,442,681			784,000	94,630	2,321,311	9%
2023	1,216,856	1,349,530		120,000	56,793	2,743,179	11%
After 2023	628,356				650,317	1,278,673	5%
Perpetual bonds			3,855,800			3,855,800	16%
	7,880,063	6,541,738	3,855,800	4,693,000	1,690,382	24,660,983	100%

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					Parent Company
	Prepayment	Bonds	Intercompany	CCB	Others	Total
2019	1,631,536		1,749,351	1,507,000	411,615	5,299,502	27%
2020	2,854,959			1,508,000	171,697	4,534,656	23%
2021	1,929,362			774,000	171,033	2,874,395	15%
2022	1,981,640			784,000	91,697	2,857,337	15%
2023	822,436			120,000	55,030	997,466	5%
After 2023	1,963,151	358,589			650,042	2,971,782	15%
	11,183,084	358,589	1,749,351	4,693,000	1,551,114	19,535,138	100%

13.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated	Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Opening balance	29,510,844	30,441,018	29,033,017	30,248,775
Raised	1,518,608	538,771	118,245	371,000
Payment of principal	(2,844,093)	(1,528,023)	(4,004,958)	(1,652,283)
Payment of charges	(1,030,309)	(2,634,931)	(820,629)	(2,278,089)
Provision of charges	978,822	2,438,555	775,041	2,136,425
Disposal of LLC	(10,544)
Others (1)	2,302,759	255,454	2,046,233	207,189
Closing balance	30,426,087	29,510,844	27,146,949	29,033,017

1. Includes unrealized exchange and monetary variations.

In the first half of 2018, the Group raised and paid borrowings as shown below:

•          Raised

				Consolidated
Transaction	Financial Institution	Date	Amount	Maturity
Fixed Rate Notes	BAYER LB	January/18 and June/18	251,628	March/18 and March/19
Bonds	BONY	February/18	1,148,735	February/23
Fixed Rate Notes	JP MORGAN	April /18	118,245	October/18
Total			1,518,608

•        Paid

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		Consolidated
Transaction	Principal	Charges
Bonds	1,132,785	304,755
Fixed Rate Notes	446,203	7,753
Debentures	116,666	47,783
Bank Credit Bill		264,170
Export Credit Note	676,403	254,825
Pre - Export Payment	64,934	112,303
BNDES/FINAME	33,298	36,152
Advance contract exchange (ACC)	373,804	2,568
Total	2,844,093	1,030,309

•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements, under penalty of early maturity. Until now, the Company has complied with all financial and non-financial obligations (covenants) of its current contracts.

In the second half of 2018, the Company has provisioned R$27,500 in the Consolidated (R$30,843 as of December 31, 2017) and R$6,544 in the Parent Company (R$13,413 as of December 31, 2017) for commission on assumption of risks.

13.c) Guarantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,596,504	2,541,347	22,214	22,214	3,866	3,866	2,622,584	2,567,427

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,405	69,405					69,405	69,405

Sepetiba Tecon	R$	Indefinite						36,308		36,308

Cia Metalurgica Prada	R$	Indefinite			333	333	18,540	18,540	18,873	18,873

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	12/22/2022	1,500,000	2,000,000					1,500,000	2,000,000

Estanho de Rondônia	R$	07/15/2022	3,153	3,153					3,153	3,153

Total in R$			4,169,062	4,613,905	25,376	25,376	22,406	58,714	4,216,844	4,697,995

CSN Islands XI	US$	09/21/2019	547,094	750,000					547,094	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,052,906	1,200,000					1,052,906	1,200,000

Total em US$			2,600,000	2,950,000					2,600,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	75,000	25,000					75,000	25,000

Total in EUR			195,000	145,000					195,000	145,000
Total in R$			10,903,204	10,334,149					10,903,204	10,334,149
			15,072,266	14,948,054	25,376	25,376	22,406	58,714	15,120,048	15,032,144

14.   FINANCIAL INSTRUMENTS

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I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

•            Classification of financial instruments

With the implementation of pronouncements CPC 48/ IFRS9, the classification of financial instruments: held to maturity, loans and receivables and available for sale were replaced by three categories of classification and measurement of financial instruments: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR).

	Consolidated			Parent Company
	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017
Assets
Current
Cash and cash equivalents	Loans and receivables	Amortized Cost	3,411,572	Loans and receivables	Amortized Cost	393,504
Short tem investment	Loans and receivables	Amortized Cost	735,712	Loans and receivables	Amortized Cost	716,461
Accounts receivables, net	Loans and receivables	Amortized Cost	2,197,078	Loans and receivables	Amortized Cost	1,898,794
Loans with related parties	Loans and receivables	Amortized Cost	2,441	Loans and receivables	Amortized Cost	26,701
Derivative financial instruments	VJR	VJR	-	VJR	VJR	-
Trading securities	VJR	VJR	2,952	VJR	VJR	2,764
Dividends receivable	Amortized Cost	Amortized Cost	41,528	Amortized Cost	Amortized Cost	1,044,242

Non-current
Loans with related parties	Loans and receivables	Amortized Cost	554,694	Loans and receivables	Amortized Cost	444,091
Other trade receivables	Loans and receivables	Amortized Cost	20,024	Loans and receivables	Amortized Cost	5,364
Investments	Available for sale	VJR	2,222,479	Available for sale	VJR	2,222,434

Liabilities
Current
Borrowings and financing	Amortized Cost	Amortized Cost	6,551,764	Amortized Cost	Amortized Cost	6,599,908
Derivative financial instruments	VJR	VJR	-	VJR	VJR	-
Trade payables	Amortized Cost	Amortized Cost	2,460,774	Amortized Cost	Amortized Cost	1,787,392
Dividends and interest on capital	Amortized Cost	Amortized Cost	510,692	Amortized Cost	Amortized Cost	2,345

Non-current
Borrowings and financing	Amortized Cost	Amortized Cost	23,017,953	Amortized Cost	Amortized Cost	22,486,485

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							Consolidated
Consolidated				06/30/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5		3,511,332	3,511,332		3,411,572	3,411,572
Short-term investments	6		741,184	741,184		735,712	735,712
Trade receivables	7		2,269,075	2,269,075		2,197,078	2,197,078
Derivative financial instruments	9	4,165		4,165
Trading securities	9	3,734		3,734	2,952		2,952
Loans - related parties	9		2,556	2,556		2,441	2,441
Dividends receivable	7		82,225	82,225		41,528	41,528
Total		7,899	6,606,372	6,614,271	2,952	6,388,331	6,391,283

Non-current
Other trade receivables	9		7,077	7,077		20,024	20,024
Investments	10	2,040,918		2,040,918	2,222,433		2,222,433
Short-term investments	6		7,712	7,712
Loans - related parties	9		655,173	655,173		554,694	554,694
Total		2,040,918	669,962	2,710,880	2,222,433	574,718	2,797,151

Total Assets		2,048,817	7,276,334	9,325,151	2,225,385	6,963,049	9,188,434

Liabilities
Current
Borrowings and financing	13		5,858,897	5,858,897		6,551,764	6,551,764
Trade payables			3,226,249	3,226,249		2,460,774	2,460,774
Dividends and interest on capital	15		54,181	54,181		510,692	510,692
Total			9,139,327	9,139,327		9,523,230	9,523,230

Non-current
Borrowings and financing	13		24,660,983	24,660,983		23,017,953	23,017,953
Total			24,660,983	24,660,983		23,017,953	23,017,953

Total Liabilities			33,800,310	33,800,310		32,541,183	32,541,183

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							Parent Company
Parent Company				06/30/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5		1,814,024	1,814,024		393,504	393,504
Short-term investments	6		738,917	738,917		716,461	716,461
Trade receivables	7		2,138,537	2,138,537		1,898,794	1,898,794
Trading securities	9	3,558		3,558	2,764		2,764
Loans - related parties	9		17,570	17,570		26,701	26,701
Dividends receivable	7		409,537	409,537		1,044,242	1,044,242
Total		3,558	5,118,585	5,122,143	2,764	4,079,702	4,082,466

Non-current
Other trade receivables	9		1,389	1,389		5,364	5,364
Investments	10	2,040,918		2,040,918	2,222,433		2,222,433
Loans - related parties	9		542,805	542,805		444,091	444,091
Total		2,040,918	544,194	2,585,112	2,222,433	449,455	2,671,888

Total Assets		2,044,476	5,662,779	7,707,255	2,225,197	4,529,157	6,754,354

Liabilities
Current
Borrowings and financing	13		7,676,797	7,676,797		6,599,908	6,599,908
Trade payables			2,408,545	2,408,545		1,787,392	1,787,392
Dividends and interest on capital	15		2,209	2,209		2,345	2,345
Total			10,087,551	10,087,551		8,389,645	8,389,645

Non-current
Borrowings and financing	13		19,535,138	19,535,138		22,486,485	22,486,485
Total			19,535,138	19,535,138		22,486,485	22,486,485

Total Liabilities			29,622,689	29,622,689		30,876,130	30,876,130

•            Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		06/30/2018			12/31/2017
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		4,165	4,165
Trading securities	3,734		3,734	2,952		2,952
Non-current
Available-for-sale financial assets
Investments	2,040,918		2,040,918	2,222,433		2,222,433
Total Assets	2,044,652	4,165	2,048,817	2,225,385		2,225,385

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Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

During the application of IAS 39/CPC 38 until December 2017, the Company has investments in equity instruments, measured at fair value through other comprehensive income, because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss).

Gains and losses arising from the variation of the share price, were recorded directly in shareholders' equity under the account "Other comprehensive income" and for each significant decrease in market value an impairment loss was recognized in income.

With the implementation of the pronouncements IFRS 9 / CPC 48 as from January 1, 2018, the equity instruments classified as held-to-maturity should be classified as fair value through profit or loss (VJR). In this way, the Company reclassified the investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), from fair value through other comprehensive income (VJORA) to fair value through profit or loss. In relation to Panatlântica shares (PATI3), currently classified as (VJORA), the Company based on its current business model, whose objective is to maintain this financial asset to obtain contractual cash flows, but adopts the option to reclassify it to VJR, recognizing changes in fair value in profit or loss.

Accordingly, the credit balance accumulated in December 2017 in other comprehensive income of R$1,559,682 was reclassified to the statement of income from the effective date of the new standard. With the new classification, changes in fair value are recorded in the statement of income, whose movement occurred in the first half of 2018 generated an loss of R$ 142,139 and an accumulated gain of R$ 1,417,544. (See opening below and note 24).

Class of shares	06/31/2018			Sales of shares			12/31/2017
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash received	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss	Amount reclassified from other comprehensive income to the income of the year.
USIM3	107,156,651	11.23	1,203,369				107,156,651	10.83	1,160,506	42,863	694,685
USIM5	111,144,456	7.32	813,577	3,136,100	12.56	39,377	114,280,556	9.10	1,039,953	(186,999)	865,266
PATI3	1,997,642	12.00	23,972				1,997,642	11.00	21,974	1,998	(269)
	220,298,749		2,040,918	3,136,100		39,377	223,434,849		2,222,433	(142,138)	1,559,682
											1,417,544

As of June 30, 2018, the Company's interest in USIMINAS comprised 15.19% (15.19% as of December 31,2017) in common shares and 20.29% (20.86% as of December 31,2017) in preferred shares.

In February 2018, 3,136,100 preferred shares (USIM5) were sold, totaling R$ 39,377 through the exclusive fund "VR1 - Multimarket Private Investment Fund".

• Share market price risks

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The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

III -           Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

14.a) Foreign exchange rate and interest rate risks:

•            Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2018 is as follows:

		06/30/2018
Foreign Exchange Exposure	(Amounts in US$'000)	(Amounts in €'000)
Cash and cash equivalents overseas	593,234	5,451
Trade receivables	328,936	4,503
Other assets	9,085	3,132
Total Assets	931,255	13,086
Borrowings and financing	(4,237,182)	(48,775)
Trade payables	(202,045)	(9,059)
Other liabilities	(4,216)	(1,264)
Total Liabilities	(4,443,443)	(59,098)
Foreign exchange exposure	(3,512,188)	(46,012)
Cash flow hedge accounting	2,476,712
Net Investment hedge accounting		48,000
Net foreign exchange exposure	(1,035,476)	1,988
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(35,476)	1,988

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN’s future cash flows.

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•            Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 14b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

14.b) Hedging instruments: Derivatives and hedge accounting:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•            Portfolio of derivative financial instruments

							Consolidated
							06/30/2018
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2018
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	06/22/2018 to 09/12/2018	Dollar	13,800	53,306	(49,141)	4,165	3,829
Total dollar-to-euro swap			13,800	53,306	(49,141)	4,165	3,829

Swap cambial Dólar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

•       Classification of the derivatives in the balance sheet and statement of income

			06/30/2018	06/30/2017
Instruments	Assets		Finance income (expenses), net (Note 25)
	Current	Total
Dollar to euro swap	4,165	4,165	3,829	3,829
Future DI				18,242
	4,165	4,165	3,829	18,013

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of June 30, 2018, US$2.5 billion in exports to be carried out from July 2018 until February 2023 are designated.

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In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of June 30, 2018:

									06/30/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$'000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
11/03/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(133,334)		(517,586)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(134,999)	13,732	(51,833)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(117,770)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(40,470)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(57,080)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			(17,124)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			(53,040)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			(12,503)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			(35,007)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			(15,003)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			(14,229)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			(163,939)
04/02/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045			(638,143)
Total						2,745,045	(268,333)	13,732	(1,733,727)

 (*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of June 30, 2018 is as follows:

	12/31/2017	Movement	Realization	06/30/2018
Cash flow hedge accounting	395,524	1,351,935	(13,732)	1,733,727
Fair value of cash flow hedge accounting, net of taxes	395,524	1,351,935	(13,732)	1,733,727

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As of June 30, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholder’s equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of June 30, 2018 are as follows:

						06/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(72,000)	7,022
Total					120,000	(72,000)	7,022

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of June 30, 2018 is as follows:

	12/31/2017	Movement	06/30/2018
Net Investment hedge accounting	(17,911)	24,933	7,022
Fair value of net investment hedge in foreign operations	(17,911)	24,933	7,022

As of June 30, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

14.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of June 30, 2018.

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The currencies used in the sensitivity analysis and their scenarios are shown below:

				06/30/2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.8558	3.8417	4.8198	5.7837
EUR	4.5032	4.5040	5.6290	6.7548
USD x EUR	1.1658	1.1735	1.4573	1.7487

			06/30/2018
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.39%	7.99%	9.59%
TJLP	6.60%	8.25%	9.90%
Libor	2.50%	3.13%	3.75%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					06/30/2018
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,476,712	Dollar	(34,922)	2,387,427	4,774,854

Currency position	(3,512,188)	Dollar	49,522	(3,385,574)	(6,771,148)
(not including exchange derivatives above)

Consolidated exchange position	(1,035,476)	Dollar	14,600	(998,147)	(1,996,294)
(including exchange derivatives above)

Net Investment hedge accounting	48,000	Euro	38	54,038	108,076

Currency position	(46,012)	Euro	(37)	(51,800)	(103,600)

Consolidated exchange position	1,988	Euro	1	2,238	4,476
(including exchange derivatives above)

Dollar-to-euro swap	13,800	Dollar	(3,816)	6,496	13,603

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 0.37% / Real x Euro – depreciation of Real by 0.02%. Euro x Dollar – depreciation of Euro by 0.66%. Source: quotations from Central Bank of Brazil on 07/11/2018.

•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of June 30, 2018.

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						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6.60		(995,571)	(2,916)	(16,427)	(32,854)
Libor	2.50		(5,569,060)	(67,968)	(34,824)	(69,648)
CDI	6.39	872,728	(13,629,169)	(122,946)	(203,784)	(407,568)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of June 30, 2018 recognized in the company's assets and liabilities.

14.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 13.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At June 30, 2018	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	5,858,897	12,092,370	7,434,140	5,134,473	30,519,880
Trade payables	3,226,249				3,226,249
Dividends and interest on capital	54,181				54,181

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		06/30/2018		12/31/2017
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	3,861,048	2,779,670	3,312,503	2,602,090
Bonds	6,710,435	7,345,854	5,751,526	6,207,946

 (*) Source: Bloomberg

• Credit Risks

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The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2018	12/31/2017
Shareholder's equity (equity)	8,221,328	8,288,229
Borrowings and Financing (Third-party capital)	30,426,087	29,510,844
Gross Debit/Shareholder's equity	3.70	3.56

15.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Payables to related parties (note 19 a)	68,109	57,008			341,580	295,094	35,544	49,254
Dividends and interest on capital payable (Note 14 I)	54,181	510,692			2,209	2,345
Advances from customers	137,030	68,521			88,788	50,391
Taxes in installments	20,969	21,551	75,593	79,242	9,429	9,420	1,364	1,421
Profit sharing - employees	95,917	42,699			58,748	26,759
Provision for freight	88,831	81,699			18,439	12,578
Provision industrial restructuring	2,889	1,350
Taxes payable			8,457	8,410			6,971	6,924
Other provisions	210,735	152,205			66,569	95,729
Third party materials in our possession	213	231
Other payables	53,819	123,945	51,296	41,671	16,805	23,245
	732,693	1,059,901		129,323	602,567	515,561	43,879	57,599

16.   INCOME TAX AND SOCIAL CONTRIBUTION

16.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Income tax and social contribution income (expense)
Current	(313,514)	(186,814)	(193,600)	(72,659)
Deferred	390,225	(94,862)	829,022	(72,069)
	76,711	(281,676)	635,422	(144,728)

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				Parent Company
	Six months ended		Three months ended
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income tax and social contribution income (expense)
Deferred	315,629	921	775,279	(2,035)
	315,629	921	775,279	(2,035)

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Profit before income tax and social contribution	2,599,471	(240,665)	554,265	(495,228)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(883,820)	81,826	(188,450)	168,378
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	19,732	23,906	10,285	14,392
Profit with differentiated rates or untaxed	411,749	31,982	454,129	52,822
Transfer pricing adjustment	(5,384)	(7,579)	4,162	(6,926)
Tax loss carryforwards without recognizing deferred taxes	(511,313)	(383,681)	(45,912)	(245,800)
Indebtdness limit	(19,063)	(16,429)	(11,263)	(8,659)
Unrecorded deferred taxes on temporary differences	744,787	313,374	(365,720)	183,179
(Losses)/Reversal for deferred income and social contribution tax credits	315,628	(351,119)	775,277	(322,421)
Deferred taxes on foreign profit	(587)		(33)
Tax incentives	4,228	3,709	2,849	2,120
Other permanent deductions (additions)	754	22,335	98	18,187
Income tax and social contribution in profit for the period	76,711	(281,676)	635,422	(144,728)
Effective tax rate	-3%	-117%	-115%	-29%
				Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Profit before income tax and social contribution	2,316,684	(574,685)	385,171	(657,359)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(787,673)	195,393	(130,958)	223,502
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	552,641	183,682	543,843	133,264
Indebtdness limit	(19,063)	(16,429)	(11,263)	(8,659)
Tax loss carryforwards without recognizing deferred taxes	(497,047)	(349,455)	(41,098)	(233,404)
Unrecorded deferred taxes on temporary differences (1)	748,806	310,336	(361,232)	180,962
(Losses)/Reversal for deferred income and social contribution tax credits	315,628	(351,119)	775,277	(322,421)
Other permanent deductions (additions)	2,337	28,513	710	24,721
IR / CSLL no resultado do período	315,629	921	775,279	(2,035)
Alíquota efetiva	-13.62%	0.16%	-201.28%	-0.31%

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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16.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2017	Shareholders' Equity	P&L	Others	06/30/2018

Deferred
Income tax losses	1,137,234		385,674	1	1,522,909
Social contribution tax losses	406,884		140,204		547,088
Temporary diferences	(2,654,558)	(27,223)	(135,653)	(46,608)	(2,864,042)
Provision for tax. social security, labor, civil and environmental risks	269,899		938	360	271,197
Provision for environmental liabilities	86,851		(21,493)		65,358
Asset impairment losses	88,433		(4,074)		84,359
Inventory impairment losses	45,814		(3,367)		42,447
(Gains)/losses on financial instruments	(912)		(2,155)		(3,067)
(Gains)/losses on available-for-sale financial assets	417,568	525,107	(503,752)		438,923
Actuarial liability (pension and healthcare plan)	273,058	5,185	(104)		278,139
Accrued supplies and services	67,716		18,054		85,770
Allowance for doubtful debts	47,216		2,798		50,014
Goodwill on merger	608		(608)
Unrealized exchange variation (1)	1,511,152		(184,178)		1,326,974
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	134,479	454,989			589,468
Acquisition at fair value of SWT and CBL	(193,311)	(19,828)	13,667		(199,472)
Deferred taxes not computed	(212,236)		(18,287)	(362)	(230,885)
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(4,130,837)	(985,281)	558,337		(4,557,781)
Business Combination	(1,040,536)		4,705		(1,035,831)
Others	72,660	(7,395)	3,866	(46,606)	22,525
Total	(1,110,440)	(27,223)	390,225	(46,607)	(794,045)

Total Deferred Assets	63,119				65,548
Total Deferred Liabilities	(1,173,559)				(859,593)
Total Deferred	(1,110,440)				(794,045)

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2017	Shareholders' Equity	P&L	06/30/2018

Deferred tax assets
Income tax losses	1,033,661		371,504	1,405,165
Social contribution tax losses	369,549		135,098	504,647
Temporary diferences	(1,973,769)		(190,973)	(2,164,742)
Provision for tax. social security, labor, civil and environmental risks	215,128		3,011	218,139
Provision for environmental liabilities	84,317		(21,565)	62,752
Asset impairment losses	56,505		2,545	59,050
Inventory impairment losses	17,669		(622)	17,047
(Gains)/losses in financial instruments	(912)		(2,155)	(3,067)
(Gains)/losses on available-for-sale financial assets	417,568	525,107	(503,752)	438,923
Actuarial liability (pension and healthcare plan)	276,792	5,185		281,977
Accrued supplies and services	55,722		19,524	75,246
Allowance for doubtful debts	33,168		2,476	35,644
Unrealized exchange variation (1)	1,593,587		(255,531)	1,338,056
Gain upon loss of control in Transnorderstina	(92,180)			(92,180)
Cash flow hedge accounting	134,479	454,989		589,468
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(4,130,837)	(985,281)	558,337	(4,557,781)
Business Combination	(699,383)			(699,383)
Deferred income tax and social contribution on Business Combination of CGPAR	(22,609)			(22,609)
Other	87,217		6,759	93,976
Total	(570,559)		315,629	(254,930)

Deferred tax liabilities	(570,559)			(254,930)
Total Deferred	(570,559)			(254,930)

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 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2013 and 2018, these foreign subsidiaries generated profits amounting to R$ 952,494. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 311,435.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

16.c) Impairment test - Deferred taxes

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the realization of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil;and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
	Tax losses	In recent periods, the Company started to incur in tax losses at the parent company level, mostly because of high financial expenses, as substantially all our loans and financings are on this level.
Temporary differences	Exchange difference expenses

Since 2012 the Company opted by the taxation on a cash basis. As the Parent Company have operated without taxable profit, it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

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The study is prepared based on the Company’s long-term business plan designed for a period reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•          Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•          Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

In addition, a sensitivity analysis of tax credits utilization considering a variarion in macroeconomic assumptions, operational performance and liquidity events.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•          Expansion of disinvestment efforts;

•          Reduction of financial leverage;

•          Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•          Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the aforementioned measures already in an advanced stage of execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time period of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed R$ 653,193 of the loss recorded in previous years, presenting in the first half of 2018 credits recognized in the amount of R$ 775,279 in the Parent Company and R$ 635,422 in the Consolidated.

16.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

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	Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,717	171,473	180,834	175,649
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(180,834)	(175,649)	(180,834)	(175,649)
Changes in the fair value of assets measured at fair value through other comprehensive income		(525,107)		(525,107)
Estimated losses for deferred income and social contribution tax assets - assets measured at fair value through other comprehensive income		525,107		525,107
Exchange differences on foreign operations	(369,017)	(369,017)	(369,017)	(369,017)
Cash flow hedge accounting	589,467	134,478	589,467	134,478
Estimated losses for deferred income tax and social contribution credits - cash flow hedge	(589,467)	(134,478)	(589,467)	(134,478)
	(373,134)	(373,193)	(369,017)	(369,017)

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

 Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Tax	117,215	113,451	60,560	52,542	56,707	55,285	43,166	36,709
Social security	75,544	74,522	50,098	50,098	73,505	72,542	50,098	50,098
Labor	446,676	451,173	216,178	202,104	344,421	345,878	171,188	160,603
Civil	154,854	148,212	21,182	22,752	130,016	121,742	10,606	10,527
Environmental	40,673	37,733	1,826	1,826	37,555	34,598	1,825	1,826
Deposit of a guarantee			11,749	10,029
	834,962	825,091	361,593	339,351	642,204	630,045	276,883	259,763

Classification
Current	85,205	105,958			44,671	74,586
Non-current	749,757	719,133	361,593	339,351	597,533	555,459	276,883	259,763
	834,962	825,091	361,593	339,351	642,204	630,045	276,883	259,763

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2018 were as follows:

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					Consolidated
					Current + Non-current
Nature	12/31/2017	Additions	Accrued charges	Net utilization of reversal	06/30/2018
Tax	113,451	15,780	2,736	(14,752)	117,215
Social security	74,522	2,104	944	(2,026)	75,544
Labor	451,173	6,750	32,100	(43,347)	446,676
Civil	148,212	4,771	7,870	(5,999)	154,854
Environmental	37,733	13	3,088	(161)	40,673
	825,091	29,418	46,738	(66,285)	834,962

					Parent Company
					Current + Non-current
Nature	12/31/2017	Additions	Accrued charges	Net utilization of reversal	06/30/2018
Tax	55,285	13,722	1,192	(13,492)	56,707
Social security	72,542	1,610	905	(1,552)	73,505
Labor	345,878	6,250	26,506	(34,213)	344,421
Civil	121,742	4,004	7,144	(2,874)	130,016
Environmental	34,598	13	3,028	(84)	37,555
	630,045	25,599	38,775	(52,215)	642,204

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Referring to the Company's individual and consolidated financial statements for 2017, approved on March 26, 2018, where we inform that the maintenance of the full operation of the UPV until June 20, 2018 (180 days) was obtained through Environmental Authorization No. IN042958 ("AA"), by means of Decision CECA / CFL nº 6,141, dated 12/07/2017, which was fully published in the Diário Oficial of the State of Rio de Janeiro ("DO") of 12/8/2017, page 13, the Company informs that through CECA Decision No. 6,189 dated 06/19/2018, published in the DO of 06/20/2018, the validity period of AA to operate the UPV was extended by 90 days, that is, until 09/20/18, and CSN continues to negotiate with the environmental authorities of the State of Rio de Janeiro to find the consensual solution to the plant's environmental issues.

▪    Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of June 30, 2018 and December 31, 2017.

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	Consolidated
	06/30/2018	12/31/2017
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	11,481,979	11,073,961

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	2,686,196	2,623,179

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,561,512	2,500,606

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010 and 2011	1,903,128	1,858,640

Tax foreclosures - ICMS - Electricity credits	948,245	920,306

Installments MP 470 - alleged insufficiency of tax loss and negative basis of social contribution	723,888	704,739

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,729,441	1,685,648

Disallowance of the ICMS credits - Transfer of iron ore	515,647	499,006

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	285,798	275,233

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	504,875	491,862

Assessment Notice - ICMS - shipping and return merchandise for Industrialization (1)		816,199

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	209,092	203,185

CFEM – difference of understanding between CSN and DNPM on the calculation basis	301,250	290,249

Assessment Notice- ICMS- questions about sales for incentive area	177,160	170,330
Other tax lawsuits (federal, state, and municipal)	2,681,816	3,065,131

Social security lawsuits	283,117	278,600

Enforcement action applied by Brazilian antitrust authorities (CADE)	99,552	98,189

Other civil lawsuits	1,170,595	1,111,944

Labor and social security lawsuits	1,556,085	1,569,712

Environmental lawsuits – ACP TAC/PAC – compliance with environmental obligations	223,249	216,878

Tax foreclosures – Fine – Volta Redonda IV	72,568	67,620

Other environmental lawsuits	135,230	117,858
	30,250,423	30,639,075

(1)   Homologation to the State Treasure Office and Attorney General of the State of Minas Gerais with the benefits brought in the Tax Regularization Program - "New Regularize", established by Law 22,549 / 2017.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

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The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2018.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Environmental liabilities	193,337	255,517	184,879	248,306
Asset retirement obligations	85,406	81,496	639	612
	278,743	337,013	185,518	248,918

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19.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

19.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Current		Non-current		Total
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Assets
Trade receivables (note 7)	129,071	115,388			129,071	115,388
Dividends receivable (note 7)	82,225	41,528			82,225	41,528
Actuarial asset (note 9)			97,509	111,281	97,509	111,281
Short-term investments/ investments	91,614	53			91,614	53
Loans (note 9)	2,556	2,441	655,173	554,694	657,729	557,135
Other receivables (note 9)	3,649	3,577	29,770	30,770	33,419	34,347
	309,115	162,987	782,452	696,745	1,091,567	859,732
Liabilities
Other payables (Note 15)
Accounts payable	68,109	57,008			68,109	57,008
Trade payables	104,034	81,063			104,034	81,063
Actuarial liabilities			41,937	41,937	41,937	41,937
	172,143	138,071	41,937	41,937	214,080	180,008

	06/30/2018	06/30/2017
P&L
Revenues
Sales	585,554	438,348
Interest (note 25)	30,233	35,281
Expenses
Purchases	(611,011)	(558,017)
Foreing exchange and monetary variations, net	13,174	3,562
	17,950	(80,826)

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•       By company

											Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,653		2,653		(16,009)			(16,009)
MRS Logística S.A.	82,296		82,296	126,091		126,091		(479,702)			(479,702)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	7		7	26,456		26,456	25	(80,104)			(80,079)
Transnordestina Logística S.A (1)	248	655,173	655,421	9,262		9,262	367	(3,331)	23,012		20,048
	82,551	655,173	737,724	164,462		164,462	392	(579,146)	23,012		(555,742)
Other related parties
CBS Previdência		97,509	97,509		41,937	41,937
Fundação CSN	1,829		1,829	714		714	6	(1,186)			(1,180)
Banco Fibra (2)	91,614		91,614						7,107	13,174	20,281
Usiminas								(362)			(362)
Panatlântica (3)	115,512	750	116,262	6,965		6,965	530,844	(28,970)			501,874
Ibis Participações e Serviços				2		2		(1,200)			(1,200)
Partifib Projetos Imobiliários	107		107				727				727
Vicunha Serviços Ltda.								(147)			(147)
Vicunha Ind de Implementos							24				24
	209,062	98,259	307,321	7,681	41,937	49,618	531,601	(31,865)	7,107	13,174	520,017
Associates
Arvedi Metalfer do Brasil S.A.	17,502	29,020	46,522				53,561		114		53,675
Total at 06/30/2018	309,115	782,452	1,091,567	172,143	41,937	214,080	585,554	(611,011)	30,233	13,174	17,950
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008
Total at 06/30/2017							438,348	(558,017)	35,281	3,562	(80,826)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of June 30, 2018, the loans amounted to R$655,173 (R$507,009 as of December 31, 2017).
2.    Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.
3.    Panatlântica: Receivables from the sale of steel products.

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•       By transaction

						Parent Company
	Current		Non-current		Total
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Assets
Trade receivables (1) (note 7)	998,196	831,993			998,196	831,993
Dividends receivable (3) (note 7)	409,537	1,044,242			409,537	1,044,242
Actuarial asset (note 9)			85,044	95,898	85,044	95,898
Loans (note 9)	17,570	26,701	542,805	444,091	560,375	470,792
Short-term investments / Investments (2)	98,636	2,619	97,469	127,569	196,105	130,188
Other receivables (note 9)	28,071	37,007	300,951	320,377	329,022	357,384
	1,552,010	1,942,562	1,026,269	987,935	2,578,279	2,930,497
Liabilities
Borrowings and financing
Prepayment (note 13)	960,338	72,019	4,690,536	4,856,104	5,650,874	4,928,123
Intercompany Bonds (nota 13)	2,383	27,450	358,589	3,436,385	360,972	3,463,835
Intercompany Loans (note 13)	1,313,625	1,113,411	1,749,351	1,620,921	3,062,976	2,734,332
	2,276,346	1,212,880	6,798,476	9,913,410	9,074,822	11,126,290
Other payables (Note 15)
Trade payables (4)	341,580	295,094	35,544	49,254	377,124	344,348
Trade payables	188,410	146,631			188,410	146,631
Actuarial liabilities			41,937	41,937	41,937	41,937
	529,990	441,725	77,481	91,191	607,471	532,916

	30/06/2018	30/06/2018
P&L
Revenues
Sales/Others	1,710,164	1,541,649
Other Operating Income and Expenses	97,867
Interest (note 25)	26,642	29,433
Exclusive funds (note 25)	754	34,627
Foreing exchange and monetary variations, net		19,934
Despesas
Purchases	(989,301)	(1,019,763)
Interest (note 25)	(222,537)	(260,489)
Foreing exchange and monetary variations, net	(1,139,114)	(166,957)
	(515,525)	178,434

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank. In noncurrent refers to investments in Usiminas shares classified as fair value through profit or loss.

3.    Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

4.    Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Transnordestina Logistica S.A.

•       By company

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												Parent Company
	Assets			Liabilities			Resultado
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Other Operating Income and Expenses	Financial income (expenses), net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	272,771	121,336	394,107	10,560	196	10,756	441,489	(33,678)				407,811
Estanho de Rondônia S.A.	16,639	3,812	20,451	2,037		2,037		(19,569)		601		(18,968)
Sepetiba Tecon S.A.	11,677	96,747	108,424	29,710		29,710	117	(44,631)		111		(44,403)
Minérios Nacional S.A.	3	45,195	45,198				4					4
CSN Mineração S.A. (2)	441,493		441,493	62,600		62,600	30,248	(511,585)				(481,337)
CSN Energia S.A.	116		116	77,667		77,667		(119,794)				(119,794)
Ferrovia Transnordestina Logística S.A.	26	3,371	3,397		35,347	35,347					(1,244)	(1,244)
Companhia Siderúrgica Nacional, LLC (3)	431,269		431,269	291,229		291,229	362,086				63,141	425,227
CSN Resources S.A. (4)				1,742,998	4,586,429	6,329,427				(222,537)	(832,275)	(1,054,812)
Lusosider Aços Planos, S.A.	114,184		114,184	195		195	344,394				8,379	352,773
CSN Islands XI Corp. (5)					1,161,342	1,161,342					(164,618)	(164,618)
CSN Islands XII Corp. (6)				533,348	1,050,706	1,584,054					(225,671)	(225,671)
Companhia Florestal do Brasil	1,102	2,766	3,868				171					171
Stahlwerk Thüringen GmbH				20		20
	1,289,280	273,227	1,562,507	2,750,364	6,834,020	9,584,384	1,178,509	(729,257)		(221,825)	(1,152,288)	(924,861)
Joint-venture and Joint-operation
ITA Energética S.A	2,926		2,926
MRS Logística S.A.	40,910		40,910	31,898		31,898		(176,201)				(176,201)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	7		7	16,852		16,852	25	(52,612)				(52,587)
Transnordestina Logística S.A. (7)	248	540,759	541,007							19,202		19,202
	44,091	540,759	584,850	48,750		48,750	25	(228,813)		19,202		(209,586)
Other related parties
CBS Previdência		85,044	85,044		41,937	41,937
Fundação CSN	1,829		1,829	255		255	6	(552)				(546)
Banco Fibra	91,602		91,602							6,614		6,614
Usiminas								(362)			13,174	12,812
Panatlântica (8)	115,512	750	116,262	6,965		6,965	530,844	(28,970)				501,874
Ibis Participações e Serviços				2		2		(1,200)				(1,200)
Partifib Projetos Imobiliários	107		107				727					727
Vicunha Serviços Ltda.								(147)				(147)
Vicunha Ind. de Implementos							24					24
	209,050	85,794	294,844	7,222	41,937	49,159	531,601	(31,231)		6,614	13,174	520,158
Associates
Arvedi Metalfer do Brasil S.A.	2,555	29,020	31,575				29			114		143

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	7,034	97,469	104,503						97,867	754		98,621

Total at 06/30/2018	1,552,010	1,026,269	2,578,279	2,806,336	6,875,957	9,682,293	1,710,164	(989,301)	97,867	(195,141)	(1,139,114)	(515,525)
Total at 12/31/2017	1,942,562	987,935	2,930,497	1,654,605	10,004,601	11,659,206
Total at 06/30/2017							1,541,649	(1,019,763)		(196,429)	(147,023)	178,434

1.      Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$272,771 (R$197,654 as of December 31,2017), and debentures from the indirect subsidiary CBL in the amount of R$121,336.

2.      CSN Mineração: Assets: Refers mainly to dividends receivables in the amount of R$364,595.

Liabilities: Payables from purchases of iron ore and port services.

3.      Companhia Siderurgica Nacional, LLC: Receivables of R$431,269 (R$232,505 as of December 31, 2017), related to sale of steel for resale.

4.      CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes . As of June 30, 2018, the loans amounted to R$6,329,497 (R$7,446,925 as of December 31, 2017).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of June 30, 2018, the loans amounted to R$1,161,342 (R$1,058,560 as of December 31, 2017).

6.    CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of June 30, 2018, the loans amounted to R$1,584,053 (R$1,417,099 as of December 31, 2017).

7.    Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$540,759(R$444,091 as of December 31,2017).

8.      Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$ 115,512 (R$ 109,565 on December 31, 2017).

9.    Exclusive funds: Current assets: Refers to investments in government securities and CDBs, in the amount of R$7,034(R$2,567 as of December 31,2017).  Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$97,469(R$127,569 as of December 31,2017). The funds VR1 and Diplic II are managed by Taquari Asset.

19.b) Key management personnel

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The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2018.

	06/30/2018	06/30/2017
	Statement of income
Short-term benefits for employees and officers	23,975	31,403
Post-employment benefits	52	63
	24,027	31,466

20.   SHAREHOLDERS’ EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2018 and December 31, 2017 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

20.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2018 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

20.d) shareholder structure

As of June 30, 2018, the Company’s shareholder structure was as follows:

			06/30/2018			12/31/2017
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	49.48%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	42,668,031	3.08%	3.09%	20,143,031	1.45%	1.48%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.64%	8,794,890	0.63%	0.65%
NYSE (ADRs)	296,042,642	21.34%	21.45%	303,590,364	21.88%	22.37%
BM&FBovespa	282,655,491	20.37%	20.47%	274,651,269	19.79%	20.24%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	7,409,500	0.53%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

20.e) Treasury shares

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The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board's Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Sales of shares		Balance in treasury
1º	13/03/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 and R$ 9,45	2,350,000					2,350,000
2º	15/04/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 and R$ 9,48	9,529,500					11,879,500
3º	23/05/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 and R$ 9,72	31,544,500					43,424,000
4º	26/06/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 and R$ 11,54	26,781,661					70,205,661
	18/07/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	18/07/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	19/08/2014			Not applicable	Not applicable		10,446,061	(1)
6º	19/08/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 and R$ 10,07	6,791,300					6,791,300
7º	29/09/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 and R$ 9,16	21,758,600					28,549,900
8º	30/12/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 and R$ 5,39	1,841,100					30,391,000
9º (*)	31/03/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	20/04/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable				22,981,500	(2)	7,409,500

 (*) There was no share buyback in this program.

1. In 2014, the Board of Directors approved the cancellation of 70,446,061 shares held in treasury without changing the value of the Company's capital stock.

2. In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$ 213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$ 32,670.

As of June 30, 2018, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 06/30/2018 (*)
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 57,942

 (*) The average quotation of B3 -S.A - Brasil, Bolsa, Balcão as of June 30, 2018 in the amount R$ 7,82 per share was used.

20.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

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Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

			Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
	Common shares		Common shares
(Loss) profit for the year	2,632,313	(573,764)	1,160,450	(659,394)
Weighted average number of shares	1,366,272,877	1,357,133,047	1,375,312,269	1,357,133,047
Basic and diluted EPS	1.92664	(0.42278)	0.85507	(0.48587)

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

21.   PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares. Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

The following table shows the history of dividends approved and paid:

Approval Year	Dividends	Payment Year	Dividends
2014	700,000	2014	424,939
		2015	274,917
2015	275,000	2015	274,918
2016 (*)		2016	53
2017 (*)		2017
Total approved	975,000	Total paid	974,827

 (*) There was no resolution on the distribution of dividends during the years 2016 and 2017.

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

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				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Gross revenue
Domestic market	6,798,802	5,286,400	3,496,659	2,662,701
Foreign market	5,663,705	4,857,813	3,054,417	2,394,564
	12,462,507	10,144,213	6,551,076	5,057,265
Deductions
Sales returns and discounts	(118,230)	(138,562)	(56,929)	(94,810)
Taxes on sales	(1,591,313)	(1,283,446)	(807,133)	(651,846)
	(1,709,543)	(1,422,008)	(864,062)	(746,656)
Net revenue	10,752,964	8,722,205	5,687,014	4,310,609

				Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Gross revenue
Domestic market	6,486,356	4,847,662	3,313,928	2,441,257
Foreign market	1,125,109	1,198,317	501,628	525,330
	7,611,465	6,045,979	3,815,556	2,966,587
Deductions
Sales returns and discounts	(100,692)	(129,464)	(55,219)	(88,820)
Taxes on sales	(1,459,370)	(1,122,741)	(737,911)	(570,209)
	(1,560,062)	(1,252,205)	(793,130)	(659,029)
Net revenue	6,051,403	4,793,774	3,022,426	2,307,558

23.   EXPENSES BY NATURE

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				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Raw materials and inputs	(3,404,104)	(2,572,618)	(1,852,973)	(1,362,740)
Labor cost	(1,325,318)	(1,144,533)	(673,560)	(591,264)
Supplies	(830,240)	(675,416)	(424,771)	(347,107)
Maintenance cost (services and materials)	(596,006)	(540,436)	(305,883)	(285,345)
Outsourcing services	(1,819,509)	(1,608,859)	(932,657)	(870,099)
Depreciation, amortization and depletion (notes 11 and 12)	(616,786)	(745,654)	(311,611)	(355,770)
Others	(369,958)	(211,795)	(211,647)	(105,261)
	(8,961,921)	(7,499,311)	(4,713,102)	(3,917,586)

Classified as:
Cost of sales	(7,808,661)	(6,419,367)	(4,123,918)	(3,325,893)
Selling expenses	(928,012)	(849,067)	(471,509)	(479,275)
General and administrative expenses	(225,248)	(230,877)	(117,675)	(112,418)
	(8,961,921)	(7,499,311)	(4,713,102)	(3,917,586)

			Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Raw materials and inputs	(2,680,296)	(2,198,737)	(1,351,323)	(1,120,165)
Labor cost	(632,981)	(583,208)	(315,354)	(298,200)
Supplies	(588,184)	(493,837)	(298,468)	(255,683)
Maintenance cost (services and materials)	(319,597)	(320,830)	(160,087)	(171,495)
Outsourcing services	(656,863)	(522,137)	(334,831)	(267,521)
Depreciation, amortization and depletion (notes 11 and 12)	(293,978)	(339,643)	(151,431)	(169,389)
Others	(10,999)	(31,834)	(5,826)	(24,356)
	(5,182,898)	(4,490,226)	(2,617,320)	(2,306,809)

Classified as:
Cost of sales	(4,745,575)	(4,007,404)	(2,408,202)	(2,048,091)
Selling expenses	(305,410)	(362,762)	(150,748)	(199,237)
General and administrative expenses	(131,913)	(120,060)	(58,370)	(59,481)
	(5,182,898)	(4,490,226)	(2,617,320)	(2,306,809)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Production cost	603,270	729,547	304,926	347,941
Selling expenses	3,256	4,429	1,613	2,212
General and administrative expenses	10,260	11,678	5,072	5,617
	616,786	745,654	311,611	355,770
Other operational (*)	24,651	22,022	10,697	10,630
	641,437	767,676	322,308	366,400

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				Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Production cost	284,595	327,119	146,834	163,137
Selling expenses	2,455	3,694	1,217	1,843
General and administrative expenses	6,928	8,830	3,380	4,409
	293,978	339,643	151,431	169,389

(*) Refers to the amortization of intangible assets as described in note 24.

24.   OTHER OPERATING INCOME (EXPENSES)

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		Consolidado	Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Other operating income
Indemnities	36,700	1,016	36,154	337
Rentals and leases	920	919	460	460
Dividends received	6,203		6,203
Contractual fines	3,029	993	1,249	993
Updated shares - VJR (Note 14)	1,417,544		(518,845)
Gain on disposal of LLC (note 4)	1,149,892		1,149,892
Other revenues	15,156	9,218	8,744	3,857
	2,629,444	12,146	683,857	5,647

Other operating expenses
Taxes and fees	(11,038)	(4,127)	(5,754)	(2,646)
Write-off/(Provision) of judicial deposits	(7,170)	(1,340)	(3,177)	(4,616)
Expenses with environmental liabilities, net	(25,469)	1,224	(21,679)	(2,126)
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(40,763)	(51,984)	(16,370)	(13,631)
Depreciation of equipment paralysed and amortization of intangible assets (note 23)	(24,651)	(18,368)	(10,697)	(6,976)
Write- off of PP&E and intagible assets (notes 11 and 12)	(1,864)	(19,841)	(3,211)	(10,007)
Estimated (Loss)/reversal in inventories	(11,499)	(4,753)	(5,308)	(662)
Losses on spare parts	(2,533)	(1,661)	(2,238)	(411)
Studies and project engineering expenses	(11,705)	(16,917)	(5,134)	(8,737)
Research and development expenses	(1,480)	(1,659)	(522)	(983)
Advisory expenses	(1,380)	(39)	(603)	(23)
Healthcare plan expenses	(48,634)	(45,389)	(22,546)	(23,303)
Reversal/(Provision) industrial reestructuring	(3,379)		(3,379)
Cash flow hedge realized (Note 14 b)	(13,732)	(21,721)		(5,319)
Other expenses	(85,115)	(23,785)	(41,135)	(25,232)
	(290,412)	(210,360)	(141,753)	(104,672)
Other operating income (expenses), net	2,339,032	(198,214)	542,104	(99,025)

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				Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Other operating income
Indemnities	13,500	655	13,103	125
Rentals and leases	740	739	370	370
Dividends received	5,633	476	5,633	476
Contractual fines	1,621		661
Updated shares - VJR (Note 14)	1,417,544		(518,845)
Other revenues	4,697	3,794	3,899	1,111
	1,443,735	5,664	(495,179)	2,082

Other operating expenses
Taxes and fees	(4,013)	(1,594)	(2,025)	(875)
Write-off/(Provision) of judicial deposits	(5,012)	(1,456)	(1,581)	(4,498)
Expenses with environmental liabilities, net	(19,289)	4,020	(17,816)	(836)
Expenses from tax, social security, labor, civil and environmental lawsuits, net	(34,511)	(35,247)	(12,021)	(5,226)
Write- off of PP&E and intagible assets (notes 11 and 12)	(14)	121	2	5,580
Estimated (Loss)/reversal in inventories	(10,385)	5,269	(12,147)	4,174
Losses on spare parts	(2,533)	(1,661)	(2,238)	(411)
Studies and project engineering expenses	(9,920)	(16,353)	(4,343)	(8,157)
Research and development expenses	(1,480)	(1,659)	(522)	(983)
Cash flow hedge realized (Note 14 b)	(13,732)	(21,721)		(5,319)
Healthcare plan expenses	(48,640)	(45,149)	(22,544)	(23,205)
Advisory expenses	(1,261)	(39)	(603)	(23)
Other expenses	(61,390)	(6,002)	(32,527)	(5,820)
	(212,180)	(121,471)	(108,365)	(45,599)
Other operating income (expenses), net	1,231,555	(115,807)	(603,544)	(43,517)

25.   FINANCIAL INCOME (EXPENSES)

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		Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Financial income
Related parties (note 19 a)	30,233	35,281	16,008	15,104
Income from financial investments	51,525	97,106	24,357	43,528
Gain from derivative		18,242		5,018
Gain on repurchase of debt securities		26,745		14,181
Other income (1)	9,016	27,855	7,513	10,879
	90,774	205,229	47,878	88,710
Financial expenses
Borrowings and Financing - foreign currency	(459,175)	(435,102)	(243,674)	(221,005)
Borrowings and Financing - local currency	(519,647)	(940,235)	(255,374)	(428,237)
Capitalised interest (notes 11 and 28)	34,485	51,245	17,395	24,712
Interest, fines e late payment charges	(4,402)	(5,772)	(2,368)	(2,981)
Commission and bank fees	(88,251)	(78,010)	(46,376)	(39,135)
PIS/COFINS over financial income	(7,575)	(12,985)	(3,842)	(6,527)
Other financial expenses (2)	32,802	(49,018)	45,732	(10,217)
	(1,011,763)	(1,469,877)	(488,507)	(683,390)
Foreign exchange and monetary variation, net
Monetary variation, net	(19,822)	4,072	(21,367)	2,708
Exchange variation, net	(645,786)	(65,038)	(530,167)	(236,648)
Exchange variation on derivatives	3,829	(229)	3,099	1
	(661,779)	(61,195)	(548,435)	(233,939)

Financial income (expenses), net	(1,582,768)	(1,325,843)	(989,064)	(828,619)

Statement of gain and (losses) on derivative transactions (note 12b)
Dollar to euro swap	3,829	(229)	3,099	1
	3,829	(229)	3,099	1
Future DI		18,242		5,018
		18,242	-	5,018
	3,829	18,013	3,099	5,019

(1)     Refers substantially an updating of tax credits

(2)     Refers substantially to IOF and provision of charges IRRF/CSLL.

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		Consolidado	Parent Company
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income
Related parties (note 19 a)	27,396	64,060	14,871	21,472
Income from financial investments	30,642	44,681	13,201	19,611
Other income	6,633	24,139	6,273	10,069
	64,671	132,880	34,345	51,152
Financial expenses
Borrowings and Financing - foreign currency	(100,018)	(113,113)	(42,443)	(57,838)
Borrowings and Financing - local currency	(452,486)	(808,640)	(223,998)	(368,368)
Related parties (note 19 a)	(222,537)	(260,489)	(121,624)	(141,028)
Capitalised interest (notes 11 and 28)	7,529	12,264	3,935	5,730
Interest, fines e late payment charges	(806)	(540)	(351)	(296)
Commission and bank fees	(77,904)	(69,301)	(39,976)	(34,805)
PIS/COFINS over financial income	(5,461)	(10,581)	(2,663)	(5,390)
Other financial expenses	59,555	(35,571)	56,184	(2,888)
	(792,128)	(1,285,971)	(370,936)	(604,883)
Foreign exchange and monetary variation, net
Monetary variation, net	(7,224)	(8,924)	(18,403)	(3,823)
Exchange variation, net	(674,109)	(136,711)	(660,934)	(448,989)
	(681,333)	(145,635)	(679,337)	(452,812)

Financial income (expenses), net	(1,408,790)	(1,298,726)	(1,015,928)	(1,006,543)

26.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Six months ended
								06/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,598,238	15,604,021				1,695,279	(2,685,198)
Net revenues
Domestic market	4,711,992	443,523	129,931	701,212	203,314	282,571	(1,273,218)	5,199,325
Foreign market	3,055,718	2,039,230					458,691	5,553,639
Total net revenue (note 22)	7,767,710	2,482,753	129,931	701,212	203,314	282,571	(814,527)	10,752,964
Cost of sales and services	(6,176,541)	(1,649,855)	(94,936)	(506,035)	(139,876)	(247,172)	1,005,754	(7,808,661)
Gross profit	1,591,169	832,898	34,995	195,177	63,438	35,399	191,227	2,944,303
General and administrative expenses	(497,860)	(66,319)	(18,507)	(48,607)	(13,907)	(41,374)	(466,686)	(1,153,260)
Depreciation (note 23)	305,347	208,440	9,128	128,443	8,629	60,533	(103,734)	616,786
Proportionate EBITDA of joint ventures							253,337	253,337
Adjusted EBITDA	1,398,656	975,019	25,616	275,013	58,160	54,558	(125,856)	2,661,166

Sales by geographic area
Ásia	18,035	1,846,508					458,691	2,323,234
North America	1,038,907							1,038,907
Latin America	214,007							214,007
Europe	1,747,425	192,722						1,940,147
Others	37,344							37,344
Foreign market	3,055,718	2,039,230					458,691	5,553,639
Domestic market	4,711,992	443,523	129,931	701,212	203,314	282,571	(1,273,218)	5,199,325
Total	7,767,710	2,482,753	129,931	701,212	203,314	282,571	(814,527)	10,752,964

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								Three months ended
								06/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,320,852	8,129,858				889,680	(1,376,254)
Net revenues
Domestic market	2,421,363	224,873	64,287	370,270	112,695	151,838	(661,271)	2,684,055
Foreign market	1,672,051	1,106,286					224,622	3,002,959
Total net revenue (note 22)	4,093,414	1,331,159	64,287	370,270	112,695	151,838	(436,649)	5,687,014
Cost of sales and services	(3,276,204)	(854,564)	(48,993)	(261,862)	(73,590)	(121,890)	513,185	(4,123,918)
Gross profit	817,210	476,595	15,294	108,408	39,105	29,948	76,536	1,563,096
General and administrative expenses	(263,802)	(45,455)	(8,534)	(25,300)	(6,974)	(21,400)	(217,719)	(589,184)
Depreciation (note 23)	154,884	101,954	5,093	63,822	4,314	33,851	(52,307)	311,611
Proportionate EBITDA of joint ventures							134,052	134,052
Adjusted EBITDA	708,292	533,094	11,853	146,930	36,445	42,399	(59,438)	1,419,575

Sales by geographic area
Ásia	17,879	994,356					224,622	1,236,857
North America	608,201							608,201
Latin America	108,450							108,450
Europe	918,412	111,930						1,030,342
Others	19,109							19,109
Foreign market	1,672,051	1,106,286					224,622	3,002,959
Domestic market	2,421,363	224,873	64,287	370,270	112,695	151,838	(661,271)	2,684,055
Total	4,093,414	1,331,159	64,287	370,270	112,695	151,838	(436,649)	5,687,014

								Six months ended
								06/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,367,751	15,061,705				1,651,805	(2,653,965)
Net revenues
Domestic market	3,537,807	436,631	107,277	687,883	200,841	239,544	(1,257,568)	3,952,415
Foreign market	2,587,944	1,804,603					377,243	4,769,790
Total net revenue (note 22)	6,125,751	2,241,234	107,277	687,883	200,841	239,544	(880,325)	8,722,205
Cost of sales and services	(5,022,739)	(1,378,128)	(74,714)	(524,035)	(140,070)	(256,179)	976,498	(6,419,367)
Gross profit	1,103,012	863,106	32,563	163,848	60,771	(16,635)	96,173	2,302,838
General and administrative expenses	(506,759)	(81,997)	(14,248)	(46,884)	(13,316)	(38,812)	(377,928)	(1,079,944)
Depreciation (note 23)	341,263	247,112	7,835	168,260	9,995	67,329	(96,140)	745,654
Proportionate EBITDA of joint ventures							259,635	259,635
Adjusted EBITDA	937,516	1,028,221	26,150	285,224	57,450	11,882	(118,260)	2,228,183

Sales by geographic area
Ásia	4,790	1,668,753					377,243	2,050,786
North America	1,004,662							1,004,662
Latin America	249,254							249,254
Europe	1,309,214	135,850						1,445,064
Others	20,024							20,024
Foreign market	2,587,944	1,804,603					377,243	4,769,790
Domestic market	3,537,807	436,631	107,277	687,883	200,841	239,544	(1,257,568)	3,952,415
Total	6,125,751	2,241,234	107,277	687,883	200,841	239,544	(880,325)	8,722,205

								Three months ended
								06/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,173,505	7,817,851				830,574	(1,306,998)
Net revenues
Domestic market	1,749,290	246,320	52,062	364,493	110,678	113,893	(673,873)	1,962,863
Foreign market	1,305,255	820,809					221,682	2,347,746
Total net revenue (note 22)	3,054,545	1,067,129	52,062	364,493	110,678	113,893	(452,191)	4,310,609
Cost of sales and services	(2,628,181)	(741,673)	(37,520)	(243,963)	(70,931)	(126,494)	522,869	(3,325,893)
Gross profit	426,364	325,456	14,542	120,530	39,747	(12,601)	70,678	984,716
General and administrative expenses	(271,255)	(41,631)	(7,155)	(22,522)	(6,673)	(20,190)	(222,267)	(591,693)
Depreciation (note 23)	172,221	124,461	4,375	64,636	5,678	32,678	(48,279)	355,770
Proportionate EBITDA of joint ventures							146,842	146,842
Adjusted EBITDA	327,330	408,286	11,762	162,644	38,752	(113)	(53,026)	895,635

Sales by geographic area
Ásia	734	754,927					221,682	977,343
North America	524,038							524,038
Latin America	98,640							98,640
Europe	675,296	65,882						741,178
Others	6,547							6,547
Foreign market	1,305,255	820,809					221,682	2,347,746
Domestic market	1,749,290	246,320	52,062	364,493	110,678	113,893	(673,873)	1,962,863
Total	3,054,545	1,067,129	52,062	364,493	110,678	113,893	(452,191)	4,310,609

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

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•       Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Net income (loss) for the year	2,676,182	(522,341)	1,189,687	(639,956)
Depreciation/Amortization/Depletion (note 23)	616,786	745,654	311,611	355,770
Income tax and social contribution (note 16)	(76,711)	281,676	(635,422)	144,728
Financial income (expenses) (note 25)	1,528,768	1,325,843	989,064	828,619
EBITDA	4,799,025	1,830,832	1,854,940	689,161
Other operating income (expenses) (note 24)	(2,339,032)	198,214	(542,104)	99,025
Equity in results of affiliated companies	(52,164)	(60,498)	(27,313)	(39,393)
Proportionate EBITDA of joint ventures	253,337	259,635	134,052	146,842
Adjusted EBITDA (*)	2,661,166	2,228,183	1,419,575	895,635

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

27.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

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28.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Income tax and social contribution paid	62,736	268,847
Addition to PP&E with interest capitalization (notes 11 and 25)	34,485	91,957	7,529	21,308
Acquisition of fixed assets through loan		4,265
Capitalization with advance to future capital increase		20,264	33,633	80,686
	97,221	385,333	41,162	101,994

29.   STATEMENT OF COMPREHENSIVE INCOME

				Consolidated				Parent Company
	Six months ended		Three months ended		Six months ended		Three months ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
(Loss)/ Profit for the period	2,676,182	(522,341)	1,189,687	(639,956)	2,632,313	(573,764)	1,160,450	(659,394)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes	59	58	29	28	59	58	29	28
	59	58	29	28	59	58	29	28

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	11,996	129,458	(25,962)	169,101	11,996	129,458	(25,962)	169,101
Fair Value through other comprehensive income	(1,559,680)	118,498		65,199	(1,559,680)	118,498		65,199
(Loss) / gain on the percentage change in investments	(105)	2,814	(105)		(105)	2,814	(105)
(Loss)/gain on cash flow hedge accounting	(1,351,935)	(65,862)	(1,333,289)	(198,906)	(1,351,935)	(65,862)	(1,333,289)	(198,906)
Realization of cash flow hedge accounting reclassified to income statement	13,732	21,721		5,319	13,732	21,721		5,319
(Loss)/gain on investments hedge of investments in subsidiaries					(24,933)	(25,903)	(20,073)	(27,749)
(Loss)/gain on foreign net investment hedge	(24,933)	(25,903)	(20,073)	(27,749)
(Loss)/gain on business combination	(651)		(651)		(651)		(651)
	(2,911,576)	180,726	(1,380,080)	12,964	(2,911,576)	180,726	(1,380,080)	12,964

	(2,911,517)	180,784	(1,380,051)	12,992	(2,911,517)	180,784	(1,380,051)	12,992

Total comprehensive income for period	(235,335)	(341,557)	(190,364)	(626,964)	(279,204)	(392,980)	(219,601)	(646,402)

Attributable to:
Controlling Shareholders	(279,204)	(392,980)	(219,601)	(646,402)	(279,204)	(392,980)	(219,601)	(646,402)
Non-controlling Shareholders	43,869	51,423	29,237	19,438
	(235,335)	(341,557)	(190,364)	(626,964)	(279,204)	(392,980)	(219,601)	(646,402)

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30.      INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned.  Subsequently, in February 2018, the Second Panel of the Federal Supreme Court determined that the examination of the facts should occur within the scope of the Electoral Justice rather than the Common Federal Justice. At the moment, the decision of Supreme Federal Court is awaited to send the case to the Electoral Court.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

1)     Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)        Purpose of Projection

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)        Period and validity term of the projection.

For the year 2018, is projected Net Revenue of R$22.2 billion, an adjusted EBITDA close to R$5.6 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2018, that will be available to the market within the period established by the local authority.

From 2018 to 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

c)        Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Net Revenue

The assumptions used to project the estimated Net Revenue for 2018 is 20% above when compared to the previous year.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA  20% above in 2018, consider the best average prices for flat and long steel in the domestic and foreign markets, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts) of iron ore will remain the same in 2018 when compared to the previous year.

Leverage 15 months

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months, is based on an increase of the adjusted EBITDA in 2018 and 2019, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

d)   Values of the indicators that are subject of the forecast.

Net Revenue Estimated	2016 n.a.	2017 18,000	2018 E 22,230	2019 E n.a.
Reached	17,149	18,525	n.a.	n.a.
Variation %	-	3%	-	-
Adjusted EBITDA	2016	2017	2018 E	2019 E
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	n.a.	n.a.
Variation %	-	-7%	-	-
Leverage	2016	2017	2018 E	2019 E
Estimated	n.a.	5.00x	n.a.	3.50x
Reached	6.32x	5.66x	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.
*E = estimated
**n.a = not evaluated or estimated

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If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)    In the form, inform which were being replaced by new projections and which were being repeated.

There are no new projections.

Estimates have been kept:

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.  Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)   In relation to the projections for periods that have already occurred, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2017, Net Revenue was 3% higher than the previous estimate, due to the better steel prices.

In 2017, the Adjusted EBITDA was 7% lower than the previous estimate, due to the fact that mining presented an adjusted EBITDA lower than expected in 4Q17.

In 2017, leverage was 13% higher than expected, due to the lower Adjusted EBITDA and exchange-rate appreciation that affected our dollar-debt position, resulting in an above average leverage ratio.

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Estimates in progress:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

Follow-up and changes to projections disclosed

The result of the second quarter does not bring any material variation to the results projections previously presented for the year 2018 and 2019, which can therefore be maintained.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Limited Review Auditor’s Report on Review of the Interim Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2018, which comprises the balance sheet as at June 30, 2018 and the related statement of profit and loss and statement of comprehensive income (loss) for the three- and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information (ITR) and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to Note 10.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said note, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2018, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information (ITR) and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 07, 2018

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30,2018.

São Paulo, August 07 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended June 30,2018.

São Paulo, August 07 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.